



ANNUAL REPORT 2001


RECD S.E.C.
APR 1 2002
071


THOMSON
FINANCIAL

Valmont is recognized throughout the **world** as an industry **leader** in **engineered support structures** and **services** for infrastructure, and **irrigation equipment** for agriculture.

01 FINANCIAL HIGHLIGHTS
02 LETTER TO SHAREHOLDERS
08 AT A GLANCE
12 INFRASTRUCTURE
14 MANAGEMENT PERSPECTIVES
14 POLES
20 WIRELESS COMMUNICATION
24 COATINGS
26 IRRIGATION
31 TUBING
32 GLOBAL PRESENCE
34 THE VALUE OF OUR GLOBAL INVESTMENT
35 TOTAL VALUE IMPACT
36 FINANCIAL RESULTS
68 OFFICERS AND MANAGEMENT
69 THE BOARD OF DIRECTORS

Corporate Vision

Valmont is recognized throughout the world as an industry leader
in engineered support structures and services for infrastructure, and water management for agriculture.
We grow our businesses by leveraging our existing products, markets and processes.
We recognize that our growth will only create shareholder value if, at the same time, we exceed our cost of capital.
Essential to our success is a company-wide commitment to customer service and innovation,
and the ability to be the best cost producer for all products and services we provide.
Recognizing that our employees are the cornerstone of our accomplishments,
we pride ourselves on being people of passion and integrity who excel and deliver results.

Letter to Fellow Shareholders



Mogens C. Bay
Chairman and Chief Executive Officer

"As usual, the people at Valmont worked as a team, made the necessary adjustments, accelerated cost reduction programs, improved productivity and safety, and pursued new business opportunities. They deserve our gratitude."

Financial Highlights 2001

	2001	2000	1999
Operating Results			
Net sales	$ 872.4	$ 846.1	$ 639.9
Operating income	65.0	67.3	50.2
Net earnings	26.7	30.4	26.4
Diluted earnings per share	1.09	1.28	1.08
Dividends per share	0.26	0.26	0.26
Total Value Impact (TVI)	0.5	9.0	4.5
Financial Position			
Shareholders' equity	$ 225.8	$ 191.9	$ 170.5
Shareholders' equity per share	9.23	8.23	7.30
Long-term debt as a % of invested capital	41.9%	42.8%	33.8%
Operating Ratios			
Gross profit as a % of net sales	24.9%	25.0%	27.0%
Operating income as a % of net sales	7.5%	7.9%	7.8%
Net earnings as a % of net sales	3.1%	3.6%	4.1%
Return on beginning equity	13.9%	17.8%	15.0%
Return on invested capital	8.6%	10.9%	9.8%
Year-End Data			
Shares outstanding (000)	24,477	23,320	23,354
Approximate number of shareholders	5,500	5,500	5,500
Number of employees	5,342	5,503	3,948


Net Sales
$ 623 631 640 846 872
97 98 99 00 01
Operating Income
$ 62.0 47.8 50.2 67.3 65.0
97 98 99 00 01
Diluted Earnings Per Share
$ 1.33 1.02 1.08 1.28 1.09
97 98 99 00 01

The year 2001 was a year of rapid change in a number of our markets. This is nothing new for Valmont. We grew up in the agricultural industry, where we learned early on to deal with cyclicality and unpredictability.

How did we do this year? In total, I would say we performed quite well when evaluated in the context of a severe economic slowdown in the United States. Operating income was down 3% and net earnings were down 12% on a 3% increase in sales. The leverage gained in our Poles segment didn't totally offset the difficulties we experienced in the segments where markets were weak.

As usual, the people at Valmont worked as a team, made the necessary adjustments, accelerated cost reduction programs, improved productivity and safety, and pursued new business opportunities. They deserve our gratitude.

Our *Poles Segment* had record performance. Operating income increased 57% on 14% revenue growth. We benefited from robust utility, transportation and lighting markets and did an excellent job of scheduling our manufacturing facilities and leveraging our global network. Falling raw material prices were also helpful. We are seeing the benefits of having a wide geographic presence across several continents, combined with a broad product line serving several industries. This diversity gives us great flexibility.

The *Irrigation Segment* ran into headwinds early in the year, both in the United States and South America. Here at home, our largest market, challenges included high input costs for farmers, low commodity prices and uncertainty over farm legislation. In Brazil the government put restrictions on electricity and water use, and the economy of Argentina continued to deteriorate. Bright spots included the Middle East, Africa and Australia. Despite difficult domestic market conditions, the Irrigation division improved gross profit margins, reduced inventories significantly, and achieved record on-time and complete delivery performance.

In our *Wireless Communications Segment,* the market for structures softened in 2001 and at an accelerating pace as the year progressed. The general collapse of telecommunications stocks brought with it a sharply curtailed appetite for capital spending. However, component sales to this industry remained fairly steady as our customers added additional antennas to existing structures.

A highlight for us this year was the addition of PiRod, a leader in the wireless communication industry, to our business. In addition to their unmatched reputation for customer service, PiRod's product line and geographic coverage complements ours at Valmont-Microflect. Myron Noble and his team have built an outstanding business and we are pleased they decided to join us. At the time of the acquisition, we knew that the prior robust growth rate of this industry was not sustainable, but we did not expect business conditions to worsen as rapidly as they did. I am pleased to report, though, that PiRod was accretive to our earnings in 2001. We believe that the wireless communication industry will rebound. The move toward more voice and data transfer by wireless means is irreversible.

"One thing I can say for certain:

We have strong positions in good businesses, great people, and whatever the external environment, we will make the appropriate adjustments to maximize our performance."

Our *Coatings Segment* suffered through high energy costs early in the year only to be followed by the challenge of a slowing economy during the second half. They did a good job maintaining productivity levels and had some success in expanding their customer base.

Our *Tubing Segment* saw a drop in revenue and experienced unfavorable absorption of fixed costs. Even so, they delivered double digit operating income as a percent of sales and an excellent return on invested capital.

Over the past four years, we have made substantial investments in our businesses. We believe that these investments will serve us well going forward. Our Coatings division was built through greenfield startups and acquisitions. In our Pole business we added substantial capacity and the timing was excellent. We could not have availed ourselves of the opportunities in the marketplace and delivered the financial performance in Poles without these investments.

In the Irrigation business, we completed a brand new and highly automated manufacturing facility in McCook, Nebraska. Here the timing was less than perfect. The facility has delivered everything we expected regarding increased productivity and lower costs, but it will really have a positive impact on the bottom line only when market conditions for irrigation equipment improve. At that time, the profit impact is expected to be dramatic.

I mentioned in last year's letter that we would focus on our balance sheet in 2001. We did. Since the PiRod acquisition at the end of the first quarter, we have reduced our debt by more than $70 million and our total debt is now at a more comfortable level.

Our businesses have great cash flow characteristics. They should not require major capital investments for some time, and, as we drive internal growth, they will need only modest investments in working capital.

We have four priorities for the free cash flow we generate:

1 Fund internal growth.

2 Reduce debt until we are comfortably under our self-imposed ratio of long term debt to total capital of 40% (at the end of 2001, it was slightly less than 42%).

3 Pursue "click" acquisitions, i.e., businesses that build on our strengths and fit neatly into our existing businesses.

4 Return money to you in the form of stock repurchases or dividends.

The amount of cash flow directed to each of the above is less important than the priority with which we allocate capital.

It is also important for you to know that we will not acquire a business just for the sake of growth. We will maintain a focused, disciplined approach to growth. We will grow by leveraging one of our strengths– a market position, a product line, or a skill set.

As 2001 came to a close, confidence in U.S. financial markets was shaken by incidents of improper accounting and business practices. I am fortunate to have worked 23 years for a company built on a solid foundation of sound ethical behavior and a straightforward, conservative financial philosophy. Terry McClain, our Chief Financial Officer, and a 28-year veteran at Valmont, wouldn't hesitate for a second to go to our Board of Directors if he felt he was being lobbied to put an aggressive spin on our numbers. That is the kind of Chief Financial Officer we and you want.

2002

It is not easy to predict how we will fare in 2002, but my belief is our company will see improved earnings as our Pole business should stay strong and our Coatings business should benefit from an eventual economic recovery as should our Wireless Communication businesses.

Regarding the Irrigation business, there is presently some optimism in the U.S. agricultural market. However, absent improved commodity prices I believe the signing of a new farm bill this spring is necessary to sustain such optimism. Farmers need and deserve to know what the rules are going to be.

Uncertainties include the current precarious financial state of the U.S. steel industry, as well as very limited visibility in the wireless communication industry.

One thing I can say for certain: We have strong positions in good businesses, great people, and whatever the external environment, we will make the appropriate adjustments to maximize our performance.

I thank you for your continued support.

Sincerely,



Mogens C. Bay

Chairman and Chief Executive Officer

06|07

What Do We Do at Valmont?

At Valmont, we do more than just manufacture products. We design and build products that make life better for people around the world. Our lighting and traffic poles illuminate and beautify the world's roadways and help ensure the smooth, safe flow of traffic. Our utility poles help transmit and distribute power to millions of homes and businesses worldwide. Our communication poles, towers and components support the communication demands of millions of wireless telephone users. Our irrigation and water management products efficiently deliver fresh water to crops and land – when and where it is needed most. Our tubing products are key elements of a variety of everyday products, everywhere. And our coating services add the final touch, extending product life and quality.

That's what we do at Valmont. We provide long-lasting, highly engineered products – products that are engineered for life.

We Improve People's Lives.



How are Our Products Used?

Our focus is on two key markets worldwide: highly engineered structures and coatings for infrastructure, and water management for agriculture. Our expertise in design and engineering, combined with our worldwide manufacturing network, enables us to competitively deliver superior products that enhance the quality of life for people around the world.

Lighting and Traffic Poles

Illuminating Your Life







On-the-go lifestyles require products that enable activity any time of day or night. >> Around the world, Valmont brightens the night with poles that support sports lighting for arenas and stadiums, area lighting for parking lots and public areas, and decorative lighting that illuminate city streets and tourist venues.

Guiding the Way







On today's streets, improved safety and congestion relief are important for travelers and commuters. Valmont provides poles for street and area lighting, traffic control, signage, and mass transit lines to help travelers get quickly and safely from one point to another. >> The world is there to be traveled, and Valmont poles are there with you, helping to safely guide the way.

Utility Poles

Energizing Your Life







How does electricity get from the power plant to your outlet? >> Across wires connected to Valmont transmission and distribution poles. >> Valmont also designs and manufactures structures for substations where high voltage is transformed to lower voltage for distribution. >> Around the world, Valmont provides the poles and structures that move electricity from the power plant to where it is needed the most.

Wireless Communication

Connecting People


CALLING
CALL FROM

If you communicate with a cellular phone, chances are that Valmont products are involved. >> We design, manufacture and deliver monopoles, towers and other structures for cellular, PCS, broadcast, microwave and two-way communications. >> Valmont is an innovator in minimum visual impact structures–poles and cell sites that look like trees, church steeples, flagpoles or other environmentally camouflaged structures, so sometimes you see them and sometimes you don't. >> We also provide the components used to attach antennas, cables and hardware to poles, towers and rooftops.

Coatings

Extending Product Life



Would you like a blue flashlight, a red light pole or a custom design on your skateboard? >> Valmont's Coatings business gives you such distinctive choices. >> We apply galvanizing, anodizing, powder coatings and integrated graphics that make products last longer and look better. >> We custom coat items for manufacturers who want to increase the appeal, appearance and longevity of their products, as well as our own poles, irrigation equipment and other structures.

Irrigation

Feeding People





Valmont is the undisputed world leader in mechanized irrigation equipment, which helps agricultural producers apply water more efficiently and effectively. >> Through our global plant network and worldwide dealer organization, we manufacture, deliver and service the world's most innovative, high-quality irrigation equipment and services–from center pivots and corner extensions for large fields to linear machines for long or narrow fields to machines specifically designed for smaller fields. >> We offer the most complete integrated controls products in the industry–easy to use and highly reliable–and last year we introduced Accu-Pulse, the first precision chemical applicator mounted to irrigation equipment. >> Where there is ground to be irrigated, Valmont has it covered.

Tubing

Shaping Everyday Life





From small tubing for sprinkler systems to large-diameter tubing for grain augers, Valmont is dedicated to designing and manufacturing the unique products our customers need. >> We provide a wide range of tubular steel products in a variety of shapes and finishes for many applications. >> We are also known for crafting custom shapes for customers–because we believe that customer service shapes our success.

Engineered to Meet Global Demand.



While you may not notice them, Valmont poles and structures are all around you. They deliver electricity, light your way at night on highways and city streets, and enable your wireless phone call. Our coatings processes provide visual appeal and extend product life. Every day, our infrastructure products impact the lives of people around the world. We take that very seriously– so every day we continually develop forward-looking products like our new wind energy structure, to ensure the quality of life for future generations.



Poles

Lighting and Traffic

Lighting: Illuminating Your Life

It's a simple fact: Better lighting enhances safety. People want and need safer roads and community areas such as parks, stadiums, shopping centers and parking lots. So it is not surprising that even in times of economic downturn such as 2001, Valmont's lighting and traffic business was strong.

In addition to safety, people want products that look good. As in many industries today, Valmont's municipal, industrial and commercial customers are concerned not only with function and durability but also with aesthetics. Valmont's engineers often collaborate with architects and city planners to design structures that achieve just the right feel and appearance.


Willow Ave

Valmont's decorative poles enhance streetscapes, walkways and other outdoor lighted environments.

In Europe, Valmont has long been a leader in lining historic streets with visually pleasing poles that facilitate city beautification. To leverage this success, we launched a line of new European-style decorative poles in the U.S., which has been enthusiastically received. Our success with this product line in Europe leads us to believe these

Management Perspective:
Poles Division

"Our products, while **highly engineered** for complex applications, often appear to be quite simple on the surface–poles for street and area lighting, traffic signals, wireless communication and utility lines. Yet **all around the world,** these poles are used to light the way, deliver electricity, increase connectivity and highway safety–**our products impact people's lives,** so we take our position as an industry leader very seriously."



Mark Richards

and other high-quality, custom-designed lighting poles will be a growing global source of sales revenue for Valmont in the future.

Visually appealing lighting poles are also in demand in China, where urbanization efforts and infrastructure investments remain high. Because of our in-country design, manufacturing and delivery capabilities, Valmont is able to provide high-quality pole products in China. Our experience in manufacturing basic, lower-cost poles also works in our favor in developing countries where the demand for attractive lighting must also fit within budget constraints.



Custom-designed lighting poles are a growing market for Valmont.

Brighter Days Ahead

We expect our lighting business to benefit as the overall global economy recovers. Developed countries continually upgrade their infrastructures, while developing countries seek to increase trade opportunities and exports through investing in airport, marine port and roadway facilities that require extensive lighting. All around the world, more active lifestyles drive the need for improved lighting for roads, parks and recreation areas for nighttime activities.




$ 251 310 354
$ 15.3 21.7 34.1
99 00 01
99 00 01
Net Sales
Operating Income
Dollars in Millions

Government Funding for Highway Construction Leads to Increased Demand for Valmont's Products


$ 36.7 39.1 42.4 45.3 51.1 51.8 57.7
95 96 97 98 99 00 01

Dollars in Billions
Source: U.S. Department of Commerce. Construction put-in-place. Seasonally adjusted annual rate in current dollars.

Traffic: Guiding the Way

How often have you felt frustrated waiting in traffic? The continual need to reduce congestion and improve safe traffic flow is a key driver of Valmont's traffic structures business.

In most areas of the world, government spending on national, state and local levels generally funds this industry. In the United States, for example, federal spending on highway infrastructure has increased in the range of three to five percent per year.

Government spending on infrastructure continues to be a very significant driver for the growth of Valmont's pole products for traffic and highway lighting. We believe opportunity for growth also exists in other areas of the world where improving road and highway infrastructure promotes trade and facilitates the movement of goods to market.

"There are approximately **four million miles of public roadways** in the U.S., of which 24 percent carry over 80 percent of the traffic. Because of this, the **need to increase efficiency** by using traffic controls, sign structures, intelligent message systems and lighting is a top priority for most communities. With our eight pole plants in North America, we believe we are well positioned to help **meet many of these needs.**"


STOP
SAFETY
PATROL

Utility

Energizing Your Life

Industrial growth and deregulation is driving growth in our utility poles business. The electrical transmission grid in the U.S. already operates near its capacity in several areas due to increasing electricity consumption. We expect substantial investments will be necessary to accommodate the level of reliability that users have come to demand. Over the next 10 years it is projected that $500 billion in new electricity generation capacity could come online around the world. The United States alone is expected to increase generating capacity by approximately 20 percent during this time frame. In both the U.S. and Europe, the move toward deregulation and the resulting consolidation of utilities continues to create demand for our transmission, substation and distribution products to complete grid systems and interconnect regions.

Growing Demand for Electricity Increases the Demand for Valmont's Utility Poles and Substation Products

	00	01	02	03	04	05
(Twh)	3,378	3,463	3,549	3,638	3,729	3,822



Source: Edison Electric Institute, DOE, Electric Power Monthly, NERC, Banc of America Securities LLC estimates.

In developing countries, too, privatization efforts may result from the difficulties governments face keeping pace with the demands placed upon existing generation and transmission systems. Often, power is generated at the fuel source–farther away from consumers than in industrialized nations–this means there is an increased need for structures to transport power to the user.

Asia, the Middle East and Latin America are projected to be the top three fastest-growing markets for future electricity consumption, due to rapidly growing populations.

"We must keep **focused on our customers' needs.** We must continue to leverage our global production capabilities and distribution channels. Our **commitment to continuous improvement** will enable us to provide even better products and services to our customers and **improve people's lives.**"



China alone has committed more than $200 billion for infrastructure improvements, especially in the previously undeveloped western region. In each of these regions, the growing global demand for electricity is driven by population growth, industrialization, urbanization of cities and infrastructure improvement. Products like ours are essential to future development, and because of our global design, production and delivery capabilities, we believe we are positioned to serve this growing demand.



More and more utilities are finding it cost-effective to switch from wood poles to more reliable steel poles.

2001 Review

To better serve our customers, this year we organized our utility, commercial lighting and transportation groups into 'Centers of Excellence,' each supported by a dedicated team focused only on serving its single market.

One of the tasks for each team is to apply an 'outside in' perspective to help us better define our customers' wants and needs. As a result of this process, we have already begun to see increased customer service levels.

Investments made to expand manufacturing capacity in 2000 helped us achieve record sales and reinforce our leadership position in the industry in 2001. In Europe, demand was strong early due to mayoral elections in France but slowed during the second half of the year, during which time we focused on streamlining business processes. In China, we are broadening our product offerings, expanding export sales and continuing to grow our core domestic operations.

In each individual market, Valmont expects to build upon its leadership position by focusing and coordinating our global sales and manufacturing activities, and by further investing in process improvements.

"Our long-term vision is built upon five critical success factors. We must **focus on our customers** and provide them with the **best possible products and services.** We must be **technology driven** and highly **committed to reducing costs and improving quality.** And we must always **think globally and act locally.** In 2001, we measured and tracked our progress in these areas – and we have already seen great improvement. By continuing to focus on these factors, **we can make our vision a reality.**"





Wireless Communication

Connecting People

The wireless communication industry, while relatively young, is here to stay. It is an industry currently experiencing consolidation, pricing pressures and a demanding customer base. It is also an industry that we expect will continue to grow. Growth will be driven by attractive calling plans, new services and applications, and the desire to quickly and effectively communicate anytime anywhere through wireless devices. To remain competitive, we are focused on improving our products, enhancing manufacturing efficiency, and providing faster delivery times.

Projected Cell Site Growth



350,000
275,000
200,000
125,000
01
02
03
04
05
06

Source: CTIA

Long-term growth will be driven by a combination of ongoing subscriber growth, increased usage, as well as the introduction of new technologies such as 3G, the third generation of wireless technology. It is projected that 3G technology will require three to four times as many transmission sites as are currently used by existing technology. Additionally, the increased need for better emergency response systems will drive demand for structures and components.

Management Perspective:
Wireless Communication Division





$ 68 93 122
$ (1.8) 2.3 (1.6)
99 00 01
99 00 01
Net Sales
Operating Income

Dollars in Millions

The downturn in the telecommunication industry during 2001 was worsened by an excess of uninstalled inventory owned by carriers and tower rental companies. We responded by downsizing our division, which better aligned our cost structure to current market conditions.

Despite a difficult business environment, the wireless communication division moved forward with several product and service innovations. The engineering and development of our new flagpole cell silo is a strong addition to our minimum visual impact (MVI) product line.



Valmont's broad line of components enables antennas and cables to be attached to wireless communication structures.

MVI products help overcome many zoning issues with structures designed to blend into the surrounding environment. To improve customer service, we fully implemented a new integrated manufacturing resource planning (MRP) computer system, which enables us to better control product scheduling, manufacturing and delivery. The benefits include a lower investment in inventory, shorter lead times for our customers and higher levels of customer service.

"Because of the **strong growth** of wireless communication around the world, Valmont's structures and component products have become an important part of the everyday fabric of **newly mobile and connected societies.** We take great pride in this. It is gratifying to see the positive ways our products improve lifestyles. It boils down to the fact that **our products allow people to communicate** in a mobile mode—vitally important in today's more complicated society."

The PiRod Purchase

In 2001, Valmont purchased and integrated PiRod, Inc. into its wireless communication business. PiRod, which has an outstanding reputation for customer service, engineering and manufacturing tower structures and components, strengthened our industry position as a leader in the wireless communication business. By integrating the tower, monopole and components business of Microflect and PiRod, we can streamline production and achieve further economies of scale.

During the past year, PiRod received certification by the Canadian Welding Bureau, which now opens the Canadian market for PiRod's products, such as our highly engineered equipment-mounting platforms.

In the area of wireless component products–used to attach antennas, cables and hardware to poles, towers and rooftops–demand was steady in 2001. To increase our opportunities in this area, Valmont plans to build on the strong Microflect and PiRod brands and service reputations and continually develop new products.

Conclusion

Although our market prospects for 2002 are guarded, we believe the wireless communication industry will recover. As the number of new wireless subscribers grows, and usage rates increase, so should the sales of our products–and at a fairly strong rate. We believe the acquisition of PiRod better positions Valmont for the future.



"The purchase of PiRod complements Valmont's wireless communication business with its **great reputation for customer service** and design capabilities. Additionally, it broadens our tower and component product lines, and importantly, **our customer base.**"

Doug Kochenderfer

Coatings

Extending Product Life

Simply put, we add finishes–galvanizing, anodizing, and powder coatings–to a wide variety of products. We coat products for a wide variety of customers who have come to rely on our processes to add value to their products by making them look uniquely better and last longer. We also coat our own Valmont infrastructure and irrigation products.



Hot dip galvanizing makes steel products last longer.

Galvanizing, a process that protects steel with a zinc coating that is bonded to the product surface to inhibit rust and corrosion, forms the largest part of our coatings business. This year we continued to benefit from strong infrastructure spending. The demand for galvanizing guardrails, bridge sections, poles and other infrastructure products helped us weather the general economic downturn as well as higher prices for electricity and natural gas–two important costs of galvanizing.

Management Perspective:
Coatings Division

$ 37 94 99 $ 7.0 13.5 9.4



99 00 01 99 00 01

Net Sales   Operating Income

Dollars in Millions

"For a relatively modest cost, we take a plain product and put a finish on it that allows our customer to sell it at a **higher value.** For the end user, that means more choices in the colors and patterns they want and a **longer-lasting product.** For our customer, we are adding value to their products at a reasonable price. **Everyone wins.**"

Anodizing and powder coating provide protective and decorative coatings for aluminum and other metal and non-metal products–from flashlights and computer components to baseball bats and cellular phones. While this business was off slightly in 2001 due to the impact of the economic downturn in the technology industry, the outlook for 2002 is improved.

To help counteract flat sales in our coatings business in 2001–due to current economic conditions and higher energy input prices–we acted quickly by adjusting employment levels commensurate with the business activity. Meanwhile, we are pleased to report that recent acquisitions have enabled us to make considerable progress in attracting new customers during the past year.



Valmont's proprietary technologies allow custom-designed finishes to be applied to aluminum products, giving customers more finish choices.

Valmont's Coatings business is service-based. The services we provide are essential to a diverse customer base, and increased demand for customization of colors and textures bodes well for further sales growth opportunities in the future. While galvanizing is a capital-intensive business, inventory requirements are low and our operating efficiencies allow good margins and solid operating cash flows. Also, if business conditions warrant it, we can adjust employment levels up and down to match market demands.

In 2002 we look forward to an improved economy and improved margins from lower input costs. As we grow, we will continue to refine our administrative processes to find ways of further improving our results.



"Valmont is the **leading custom galvanizer** in North America. We achieved this position by working in partnership with our customers. By recognizing and **fulfilling their needs,** we have been able to create opportunities that might not have been attained otherwise. The ability to leverage our business this way is a direct result of our focus on processes and **excellent customer service.**"

Jeffrey Briggs

Impacting Lives
Through Increased Food Production and Safer, More Plentiful Water Supplies

Conserving water saves money. The result? More plentiful food supplies and lower prices. Valmont's Valley® irrigation business is the largest supplier of mechanized irrigation equipment and services in the world. We have a global manufacturing presence and a well-established worldwide dealer network. Because we provide top-quality irrigation products in nearly every agricultural market around the world, farmers and consumers for generations to come will have access to modern, efficient water management and increased food production.


VALLEY
VALLEY

Irrigation

Feeding People

Irrigation has a tremendous impact on our quality of life. In much of the world, we are close to the limits of arable land availability. As world population and food needs grow, we will all become even more dependent on increased food production from existing farmland.

Meeting increasing production demand will mean using water in smarter ways. Valley® mechanized irrigation products put the priority on more efficient water use—on getting 'more crops per drop.' By putting more water near the root zone where crops can actually use it, while simultaneously reducing runoff, Valley equipment and technology can improve water application efficiency from 40 to 90 percent compared with traditional irrigation methods.

Usable Water Supply is Limited


Of the total worldwide water supply, 3% is freshwater;
of this 3%, two-thirds is trapped in polar ice caps and one-third is usable freshwater;
today, of this one-third of usable freshwater, 65% is used by agriculture, leaving 35% for other use

Management Perspective:
Irrigation Division

"Our products lead to more efficient food production at lower costs—food that often feeds the poorest part of the world's population. And our products help farmers make money, which benefits global economies. But what's under-appreciated is that mechanized irrigation reduces the burden on the world's fresh water supply by helping to keep it cleaner and more available for other uses and for future generations."



Tom Spears

Reduced runoff also improves water quality in nearby streams and rivers that are the source of fresh water for wildlife and human consumption. Valley irrigation products and services help farmers produce better crops, improve yields and reduce labor costs while at the same time providing real conservation and social benefits.

Valmont is the recognized leader in the design and manufacturing of automated irrigation equipment. Since the 1950s, we have manufactured more than 100,000 systems, most of which are still operating today. Our products are known for durability–it is not uncommon for Valley equipment to last 25 to 30 years. Agricultural producers have come to rely on this kind of quality and on the unparalleled service provided through our Valley dealer network.


Valley

Remote programming–a feature of Valley irrigation equipment–enables precise control of water and chemical application timing, rates and depth.

We are also innovators in the area of wastewater re-use, and we continue to explore business opportunities in which our products are instrumental in conserving fresh water resources. During the past year, we have worked within the energy sector–particularly the coal bed methane recovery industry – to recover, clean and re-use wastewater for agricultural applications. We believe these types of projects demonstrate the versatility of our equipment and the wide range of growth opportunities available for us in the future.


$ 228 284 239
$ 24.1 21.2 15.5
99 00 01
99 00 01
Net Sales
Operating Income
Dollars in Millions

"**Our international business**–only slightly down last year despite globally depressed crop prices–will benefit from a **huge opportunity** that is just now being tapped: only four percent of agriculture outside the U.S. is mechanically irrigated. And within the U.S., history shows that agriculture moves in cycles, and upward cycles **release significant pent-up demand** for new equipment and technologies."



Our advanced irrigation and water management equipment is designed to conserve water and increase food production.

2001 Review

During 2001, we took steps to improve our service levels to our dealers and customers. By the end of the year we had shipped 99.6 percent of our domestic systems on time, and 94 percent of our orders were shipped and received without problems. We improved our production planning processes to enable us to operate with much lower inventories–extremely important in fluctuating markets.

This year was also one of continued Valley innovation. For smaller fields in developing markets, we introduced the mechanical 'Spinner' that does not use electricity, running only on pressurized water. We also introduced a new universal linear machine and, along with other innovations like smaller diameter (5 and 6-inch) pipe, we are expanding our product offerings to meet the different needs of different customers around the world. All of these innovations and improvements during 2001 help ensure that Valley remains 'The Most Trusted Name in Irrigation.'™







"Valley dealers focus on serving customers, whether that means keeping equipment running during the dry, hot growing seasons or providing the one-on-one training and advice that comes from personal experience. Many of our dealerships are family operations, now in their second or third generations, and you would be hard pressed to find anyone who better understands the best way to irrigate local crops. That's a true Valley advantage – hometown experience and dedication."

Tubing

Shaping Everyday Life

Valmont's tubing division is solidly profitable, with many of our products used in ways that are not always readily apparent. Our tubing products are used, for example, in pneumatic tube delivery systems within the health care industry, in fire protection systems in office buildings and warehouses, and within the recreation industry by exercise equipment producers. Customers often come to Valmont with a request for a special part or product and because of our engineering and design expertise we are able to build it for them.

Our tubing products business is strongly impacted by the steel industry and steel prices. During 2001, raw steel prices fell to 20-year lows. As a result, more than 25 steel producers sought some form of bankruptcy protection–putting tremendous pressure on selling prices for tubular products. We have responded by keeping our prices competitive, monitoring inventory levels, and focusing on cost-reduction initiatives. Most importantly, we have maintained close relationships with our customers and suppliers during these difficult times.

This year we implemented and introduced a successful new product line. Motorcycle enthusiasts appreciate that one of the most integral parts of a motorcycle–and one of the most important design elements–is its muffler. The cosmetic specifications for this product are arduous, with the final step in fabrication being chrome plating. During 2001 we worked closely with one of our customers to develop a motorcycle muffler case component that we believe will allow our customer to streamline production and reduce costs.

Also in 2001 we created a distinct brand identity for Valmont tubular products, introduced via a new Web site–an important vehicle for customer contact and marketing promotions. We expect our Internet marketing and communications presence will be increasingly important as we introduce new tubing product lines and applications.

Our Prospects for 2002

General economic conditions and the current health of the steel industry are concerns. We expect that steel prices will increase in 2002. Since inventories throughout the supply chain appear very low, an increase in demand in 2002 will require a quick response. Our production capabilities position us well for that.

Management Perspective: Tubing Division



$ 29 43 42
$ 4.6 7.6 5.8
99 00 01
99 00 01
Net Sales
Operating Income

Dollars in Millions



"Because of falling steel prices and a slowdown in the economy, our 2001 financial performance was below that of 2000. Even so, we maintained a strong market position while dealing with these difficulties. We are ready for growth and excited about our prospects for the future."

Leonard Adams

Global Presence



TULSA, OKLAHOMA, USA
Steel Poles and Galvanizing

TUALATIN, OREGON, USA
Galvanizing

SALEM, OREGON, USA
Wireless Communication Structures and Components

ALBANY, OREGON, USA
Cascade Earth Sciences

LINDON, UTAH, USA
Galvanizing and Powder Coating

LOS ANGELES, CALIFORNIA, USA
Anodizing and Powder Coating

LONG BEACH, CALIFORNIA, USA
Galvanizing

SIOUX CITY, IOWA, USA
Galvanizing

WEST POINT, NEBRASKA, USA
Galvanizing

McCOOK, NEBRASKA, USA
Irrigation Equipment

OMAHA, NEBRASKA, USA
Corporate Headquarters

WAVERLY, NEBRASKA, USA
Steel Tubing

VALLEY, NEBRASKA, USA
Irrigation Equipment, Steel Poles, Wireless Communication Towers, Tubing and Galvanizing

BRENHAM, TEXAS, USA
Steel Poles

MONTERREY, MEXICO
Steel Poles

MINNEAPOLIS, MINNESOTA, USA
Anodizing, Powder Coating and E-Coating

FARMINGTON, MINNESOTA, USA
Aluminum Poles

ST. JULIE, QUEBEC, CANADA
Steel and Aluminum Poles

ELKHART, INDIANA, USA
Steel and Aluminum Poles

PLYMOUTH, INDIANA, USA
Wireless Communication Structures and Components

JASPER, TENNESSEE, USA
Steel Poles

CHICAGO, ILLINOIS, USA
Galvanizing

UBERABA, BRAZIL
Irrigation Equipment and Communication Towers



MAARHEEZE, THE NETHERLANDS
Steel Poles

GELSENKIRCHEN, GERMANY
Steel Poles

SIEDLCE, POLAND
Steel Poles

SHANGHAI, CHINA
Steel Poles

CHARMEIL, FRANCE
Steel Poles

CREUZIER-LE-NEUF, FRANCE
Industrial Covers and Conveyers

RIVE-DE-GIER, FRANCE
Aluminum Poles

MADRID, SPAIN
Irrigation Equipment

BERRECHID, MOROCCO
Steel Poles

JOHANNESBURG, SOUTH AFRICA
Irrigation Equipment

The Value of Our Global Investment



Bob Meaney
Senior Vice President International

"By developing and providing innovative products based on local demands, our opportunities for growth will continue."

One World

The advent of technology–telephones, fax machines, the Internet, wireless communication devices–has brought us all closer together and made doing business globally both easier and essential to our success. Through international commerce, we develop understandings and partnerships that serve to make the world a better place.

Our products improve the quality of people's lives around the world–and we strive to get them to market as quickly and efficiently as possible–always maintaining our high standards for quality. Central to this approach is our global manufacturing strategy. With production facilities in strategic locations worldwide and through global procurement, we are able to compete better, deliver faster and maintain lower costs. We can provide exemplary on-site customer service and customize our products to best meet the needs of each market. And, by hiring local employees, we contribute to and participate in

Our infrastructure products help make the world a safer place. With an increasing population comes the need for safer highways and city streets, recreation areas and other public places. Additional electricity transmission and distribution capacity is also needed. Our strategy of manufacturing locally is key to our success in growing global markets where our lighting and traffic, and utility structures are indispensable. Cellular phones and other wireless devices help keep people safer and more connected at work, on the road and at home. Again, our products are essential to this technology.

Our irrigation products help feed the world. The need to conserve, re-use and maintain the quality of fresh water while increasing crop yields will drive the adoption of mechanized irrigation in almost every region of the world.

In many of our markets, governments are enacting policies that require progressive water quality improvements and conservation efforts. We work directly with these governments and with development and aid agencies to emphasize and promote the advantages of mechanized irrigation. By developing and providing innovative products based on local demands, our opportunities for growth will continue.

In Conclusion

Global markets are critical to our growth and success. Individual markets evolve at different rates, and our strategy of producing locally pays off on many levels. We are insulated from the pressures of competing in a single market, and as one market ebbs, another may be expanding. By having production facilities in many areas of the world, we can reach any area quickly and cost effectively–a distinct advantage for our customers and our shareholders.

TVI: Aligning Management Performance with Shareholders' Goals



Terry McClain
Senior Vice President and Chief Financial Officer

At Valmont, we never lose sight of the fact that our shareholders are our owners and deserve an excellent return on their investment. Our job is to manage the capital they invest with us through a delicate balance of risk and reasonable reward. We must invest our capital in opportunities that will allow our company to prosper, outpace our competition and earn a good return for our shareholders. To motivate our managers to think and act with shareholder interests in mind we apply the concept and performance measurement tool of Total Value Impact (TVI).

How does TVI work? TVI is a return on invested capital measure. From our income statement, we measure after-tax operating profit. From our balance sheet, we measure average invested capital–essentially the difference between assets and non-interest bearing liabilities.

We then determine what it costs us to use the debt and equity of the company to finance that invested capital. Next, we subtract the cost of the capital, which for Valmont is 8.5%, from the after-tax operating profit. That leaves a residual, which we call TVI. From an accounting perspective there is no TVI account, but from a financial perspective, TVI is a measure of the dollars returned above normal expectations on our productive assets.

What do we do with TVI? At Valmont we use TVI to measure and reward performance. If the results of an investment, project or division do not grow TVI, we are not creating value for our shareholders. When this happens, we believe it is time to reassess the value, strategy or management of that investment, project or division. We want TVI to be positive and grow.

As an incentive tool for our managers at Valmont, we prefer the TVI measure of performance, with compensation directly tied to results. It's a good way to encourage thinking about both the short-term and long-term effects of management decisions. Our managers understand that they must not only increase sales and earnings, but they must also make wise investment decisions.

Simplified Example of TVI Shows how an Investment can Create or Destroy Value

In this example, the TVI created in the first year is invested in a machine

	Year 1	Year 2 Investment Creates No Sales Increase	Year 2 Investment Creates $3 Sales Increase
Sales	$ 50.00	$ 50.00	$ 53.00
Expenses	(40.00)	(40.00)	(40.00)
Operating Profit	10.00	10.00	13.00
Tax at 35%	(3.50)	(3.50)	(4.55)
Operating Profit after Tax (NOPAT)	6.50	6.50	8.45
Assets	50.00	55.65	55.65
Non-Interest Bearing Liabilities	40.00	40.00	40.00
Average Invested Capital	10.00	15.65	15.65
Cost of Capital	8.5%	8.5%	8.5%
Cost of Capital Dollars	0.85	1.33	1.33
TVI (NOPAT-cost of capital $)	5.65	5.17	7.12
Value Created (Lost) from Capital Investment	–	$ (0.48)	$ 1.47

Financial Results 2001

37 FINANCIAL OBJECTIVES

38 MANAGEMENT'S DISCUSSION AND ANALYSIS

48 SELECTED 11-YEAR FINANCIAL DATA

50 CONSOLIDATED STATEMENT OF OPERATIONS

51 CONSOLIDATED BALANCE SHEETS

52 CONSOLIDATED STATEMENTS OF CASH FLOWS

53 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

54 NOTES TO CONSOLIDATED FINANCIAL SHEETS

63 BUSINESS SEGMENT INFORMATION

66 QUARTERLY FINANCIAL DATA

67 INDEPENDENT AUDITORS' REPORT

67 REPORT OF MANAGEMENT

68 OFFICERS AND MANAGEMENT

68 SHAREHOLDER INFORMATION

69 THE BOARD OF DIRECTORS

Financial Objectives

We measure our performance against many standards. Financially, we have selected three principal factors that tell just how well we are managing the Company and the money invested in it. We have deliberately made investments in our businesses in recent years. This is reflected in the down-trend of our TVI and return on invested capital graphs. We believe these metrics should improve as we realize the benefits of these investments. The goals we have established for growth, return on invested capital and long term debt leverage are appropriate for the industries in which we participate, yet challenging enough to demand the very best talents and performance of our management teams. We have replaced our earnings per share growth goal with a goal to grow TVI, which we believe is a more meaningful measure of shareholder value creation.



Total Value Impact
$ 17.7 5.3 4.5 9.0 0.5
97 98 99 00 01
Objective
Grow TVI from year-to-year
Dollars in Millions
Return on Invested Capital
% 15.4 10.3 9.8 10.9 8.6
97 98 99 00 01
Objective
Achieve a minimum 10% after tax return on invested capital
Long-Term Debt as a Percent of Invested Capital
% 10.4 30.3 33.8 42.8 41.9
97 98 99 00 01
Objective
Maintain long-term debt as a percentage of invested capital at less than 40%

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial position. This discussion should be read in conjunction with the Consolidated Financial Statements and related Notes.

(Dollars in millions)

	1999	2000	Change 2000-1999	2001	Change 2001-2000
Net Sales:					
Infrastructure businesses:					
Poles	$ 251.0	$ 310.0	24.3%	$ 354.0	14.2%
Wireless Communication	$ 68.2	$ 92.6	35.8%	$ 121.6	31.3%
Coatings	$ 37.0	$ 94.1	154.3%	$ 99.2	5.4%
Total Infrastructure businesses	$ 356.2	$ 496.7	39.4%	$ 574.8	15.7%
Agricultural businesses:					
Irrigation	$ 228.2	$ 283.6	24.3%	$ 238.6	-15.9%
Tubing	$ 29.4	$ 43.3	47.5%	$ 42.4	-2.1%
Total Agricultural businesses	$ 257.6	$ 326.9	26.9%	$ 281.0	-14.1%
Other	$ 26.1	$ 22.5	-13.5%	$ 16.6	-26.1%
Net Sales	$ 639.9	$ 846.1	32.2%	$ 872.4	3.1%
Operating Income:					
Infrastructure businesses:					
Poles	$ 15.3	$ 21.7	41.4%	$ 34.1	57.4%
Wireless Communication	$ (1.8)	$ 2.3	NM	$ (1.6)	-167.5%
Coatings	$ 7.0	$ 13.5	91.8%	$ 9.4	-30.3%
Total Infrastructure businesses	$ 20.5	$ 37.5	82.5%	$ 41.9	12.0%
Agricultural businesses:					
Irrigation	$ 24.1	$ 21.2	-12.1%	$ 15.5	-27.2%
Tubing	$ 4.6	$ 7.6	64.7%	$ 5.8	-23.4%
Total Agricultural businesses	$ 28.7	$ 28.8	0.2%	$ 21.3	-26.3%
Other	$ 1.0	$ 1.0	9.6%	$ 1.8	77.4%
Operating Income	$ 50.2	$ 67.3	34.0%	$ 65.0	-3.3%

Results of Operations

Fiscal 2001 Compared with Fiscal 2000

Consolidated

Net sales in 2001 increased 3.1% over 2000 to $872.4 million. The sales increase was due to sales increases in the Infrastructure businesses, offset by sales decreases in the Agricultural businesses. The increase in Wireless Communication segment sales was attributable to the PiRod acquisition, which was completed on March 30, 2001.

In 2001, gross profit as a percent of sales was virtually unchanged from 2000. Higher margins in the Poles segment essentially offset lower margins in the other segments. Selling, general and administrative expenses (SG&A) as a percent of sales increased in 2001 due to lower sales in the Irrigation, and Wireless Communication segments. While expenses were reduced in these segments, sales decreased more than expenses. Operating income decreased 3.3% as compared with 2000. Improved profits in the Poles segment partially offset profitability decreases in the other segments.

Net interest expense was essentially unchanged between 2001 and 2000. While interest-bearing debt was reduced in 2001, average borrowing levels were higher than in 2000. The effect on interest expense from these higher borrowing levels was offset by declining interest rates throughout most of 2001 on the Company's variable interest rate debt. Declining interest rates resulted in a positive impact on interest expense of $2.5 million in 2001.

The Company's effective tax rate increased from 36.0% in 2000 to 36.9% in 2001. The rate increase was mainly associated with taxes related to distributions from foreign entities and increased goodwill amortization expenses that were not tax-deductible.

Losses in nonconsolidated subsidiaries increased in 2001 due to unprofitable operations in the Company's Mexican joint venture and a write down of $1 million in an investment in an irrigation distributor in Argentina. The Mexico performance related to poor local market demand for pole products in the second half of 2001 and start-up production inefficiencies. The Argentina write down was prompted by the recent difficulties encountered in the Argentine economy.

Net earnings decreased 12% to $26.7 million in 2001 from $30.4 million in 2000. Diluted earnings per share decreased 15% from $1.28 to $1.09. The percentage drop in earnings per share was more than the decrease in net earnings due to the additional shares outstanding in 2001 related to the shares issued as part of the PiRod acquisition.

Poles Segment

The improvement in sales and operating profit was attributable to strong performance in North America. North American sales in lighting and traffic products were up due to government funding for the U.S. highway program, where the emphasis on safety and traffic control drove demand for the Company's street, area and highway lighting products as well as traffic poles and sign structures. Sales in the commercial lighting market improved slightly over 2000, as increased alliances with lighting fixture OEM's helped maintain order rates despite a slowdown in commercial construction activity. Utility product sales also improved substantially over 2000. As electric utility companies and independent power producers have been adding new capacity, the Company's transmission, substation and distribution poles are needed to bring this newly generated electricity from the generation source to users. The operating profit improvement in North America was in part due to the improved sales volumes as well as margin enhancements associated with improved manufacturing productivity, stable material prices and effective utilization of capacity expansions. The Company closed its composite pole facility in late 2000, which contributed to the 2001 operating profit improvement. This facility recorded a loss of $1.7 million in 2000.

Gross Profit as a Percent of Net Sales

% 27.0 25.0 24.9



99 00 01

Segment Sales

$ 639.9 846.2 872.4


16.6
42.4
99.2
22.6
43.3
94.1
121.6
92.6
26.1
29.4
37.0
68.2
283.6
238.6
228.2
354.0
310.0
251.0

99 00 01

Poles
Irrigation
Wireless Communications
Coatings
Tubing
Other

Dollars in Millions

In Europe, lighting sales were down 6% as compared with 2000. Preparations for local elections in France increased sales early in the year, but the European economy weakened throughout the remainder of 2001, lowering market demand for lighting structures. Despite the lower sales, operating profit was slightly improved, the result of factory and SG&A expense control and improved operations. Sales and profits in China were similar to 2000.

SG&A Expense as a Percent of Net Sales

% 19.2 17.1 17.5



99 00 01

Wireless Communication Segment

The sales and operating profit of the Wireless Communication segment for 2001 include the operations of PiRod after its acquisition at the end of the first quarter. If PiRod's sales are excluded from 2001, worldwide sales would have been down 12%. Sales in North America (without PiRod) were down 18% from 2000, with market demand slowing more dramatically as 2001 progressed. This was due to the general slowdown of the economy and particularly the slumping telecommunications industry, which hampered our customers' ability to sustain funding of their strong network buildout of 2000. Furthermore, the installation of many of the structures sold in 2000 was delayed, which also reduced demand for new structures. Sales of components, which are parts that attach antennas to structures such as poles, towers and buildings, were relatively stable. Components were used to support subscriber growth and bandwidth demand by allowing more antennas to be installed on existing structures. This reduction in market demand for structures (especially towers) resulted in a drop in gross profit margins and operating income in 2001. Unfavorable manufacturing fixed cost coverage in the Company's Nebraska and Oregon plants due to the lower production volumes reduced 2001 operating profit by approximately $3 million. The Company elected in the fourth quarter to eliminate some overlapping product lines between the PiRod and Valmont/Microflect brands, resulting in a pretax $1.5 million inventory valuation charge. PiRod was accretive to net income and neutral to earnings per share in 2001. Sales of communication poles in China improved over 2000, as a continuing wireless network buildout drove increased demand.

Coatings Segment

The sales increase in the Coatings segment related to a significant sales improvement at one location, where the Company is providing coating and assembly services to a large customer. Aside from this location, sales were down 12%. Furthermore, galvanizing services provided to the Irrigation segment were down from 2000, due to lower production levels in that segment and further transfer of Irrigation production to its McCook, Nebraska facility, which galvanizes its own production. The reduction in operating income in 2001 mainly related to reduced fixed cost coverage due to the generally lower production levels, an operating income reduction of approximately $4 million. Higher energy prices also negatively impacted 2001 profitability by approximately $1 million.

Irrigation Segment

Sales in the Irrigation segment were lower, both in North American and International markets. Weak commodity prices, high input costs for farmers related to energy prices and uncertainty over future U.S. farm policy all contributed to weaker market conditions in North America. As a result, management reduced employment and planned spending levels in early 2001. North American operating profit was down as compared with 2000, but improved pricing discipline, customer service improvements and the spending reductions taken early in the year resulted in an improved operating profit percentage.

Sales and profits in international markets were lower in 2001, mainly due to poor market conditions in Brazil. Government imposed electricity and water restrictions brought about by drought reduced farmers' ability to obtain permits to irrigate, which reduced demand for irrigation machines. The combined impact on operating profit of lower sales and margin was $3 million. Sales and profits in other international markets in total were similar to 2000. The Company's strategy of local manufacturing and distribution in international markets has enabled it to remain competitive, despite the continued strength of the U.S. dollar.

Tubing Segment

The Tubing segment recorded slightly lower sales than in 2000, due to a weaker U.S. economy. Sales to the Irrigation segment fell, due to lower Irrigation sales and transfer of production to its McCook facility, which produces its own tubing. These lower production levels resulted in unfavorable manufacturing fixed cost coverage, estimated at $1 million. Pricing competition due to a weakening U.S. economy and falling steel prices resulted in further margin pressure. SG&A spending was reduced in light of weaker sales and margins to mitigate the impact of lower margins on operating profit.

Fiscal 2000 Compared with Fiscal 1999

Consolidated

Net sales increased significantly over 1999, due to acquisitions completed in 2000 (contributing $83 million in sales) and growth in the Company's base businesses. All segments in the Infrastructure and Agricultural businesses contributed to the sales growth.

Gross profit as a percent of sales fell from 27.0% in 1999 to 25.0% in 2000. As a group, acquisitions made in 2000 (four in the Coatings segment, one in the Tubing segment and one in the Poles segment) experienced lower gross profit and SG&A expenses as a percent of sales than the Company's base manufacturing businesses. Operating profits of these businesses as a percent of sales are similar to the remainder of the Company's operations. The impact of acquisitions on gross profit and SG&A as a percent of sales was 0.7%. Otherwise, gross profit percentages were lower in all segments, except the Poles segment, where gross profit margins were unchanged from 1999. Raw material price volatility early in the year and increased natural gas prices late in the year also negatively impacted gross profit margins. Aside from the impact from acquisitions, the Company realized SG&A leverage as sales grew faster than spending in the base businesses. Operating income increased slightly faster than sales. A decrease in operating income in the Irrigation segment was offset by improved profits in the other segments.

Net interest expense was $16.0 million in 2000, compared with $7.1 million in 1999. The higher interest expense was attributable to higher average borrowings resulting from acquisitions and capital expenditures. Interest expense was also impacted by rising U.S. interest rates in 2000 by an estimated $3 million.

The effective tax rate was 36.0% in 2000, compared with 36.9% in 1999. The lower tax rate in 2000 resulted primarily from increased utilization of operating loss and tax credit carryforwards.

Net earnings increased 15.3% to $30.4 million and diluted earnings per share increased 18.5% to $1.28. The percentage difference in earnings per share as compared with net earnings was attributable to the Company's repurchase of shares during 1999.

Poles Segment

North American lighting and traffic sales were strong in both the commercial and lighting and traffic markets. Lighting and traffic market conditions were good due to continued government funding of the highway program and other government spending programs. Rising interest rates during 2000 impacted real estate development and the general construction economy, which slowed the growth in the commercial lighting market later in the year. Utility structure sales grew as utility companies continue to invest in transmission and distribution infrastructure to meet growing electricity needs. This strong sales activity and the effect of ongoing cost reduction and productivity programs resulted in profitability growth in North America.

In Europe, lighting sales increased in local currency terms, as general economic conditions in Europe were favorable. Substantial raw material price increases and very competitive market conditions hampered profitability in Europe. In China, lighting and utility sales were up as the Company continued to penetrate local markets. In 2000, the Company invested in a pole manufacturing joint venture with Grupo IMSA (a large diversified manufacturer based in Mexico) in Monterrey, Mexico. The Company owns 49% of the joint venture and its financial results are reported on the equity method.

Wireless Communication Segment

The sales increase was driven primarily by strong U.S. market conditions in 2000. Carriers and build to suit companies were very active in building out their networks, which caused the increase in demand for structures and components. This improved sales activity led to improved profitability, although margins diminished due to unfavorable sales mix. In China, communication poles sales and profitability were improved over 1999. In 1999, the Company incurred a $1.9 million impairment charge related to a communication tower facility in Europe.

Coatings Segment

Sales and profitability grew due to acquisitions completed in the year 2000 (which contributed $51.4 million in sales) and volume growth at existing facilities. Strong economic conditions in the U.S. during 2000 helped drive the increase in sales. Operating profit increased substantially in 2000, driven mainly by volume increases, acquisitions and operating leverage. Operating profit grew at a slower rate than sales due to production difficulties at one location throughout much of 2000 and a sharp increase in energy prices in the fourth quarter of 2000.

Irrigation Segment

Sales increased both in North American and International markets. In North America, sales benefited from dry weather conditions early in the year, the effect of government support programs on net farm income, continued conversion of flood irrigation to center pivots and the full year impact from acquisitions completed in 1999. International sales were at record levels with increased profitability, despite a very strong U.S. dollar. Part of the international sales increase came from large project sales to markets in the Middle East. Operating income in 1999 included a $2.8 million gain on the sale on an investment. Otherwise, operating income was virtually unchanged from 1999. Profitability did not grow as fast as sales due to lower gross profit margin as a percent of sales. Gross profit margins were impacted by start up and fixed costs in the Company's new facility in McCook, Nebraska, project sales to the Middle East which were at relatively low gross profit margins ($1.3 million gross margin impact), sharp increases in raw material prices in the first half of the year of approximately $2.2 million and competitive pricing conditions in North America. Good SG&A expense control helped to offset some of the impacts of lower gross profit margins.

Tubing Segment

Tubing sales increased over 1999, due to an acquisition made during 2000 (which contributed $6.6 million in sales) and good market conditions driven by a strong U.S. economy. This strong sales performance likewise resulted in the increase in operating income.

Critical Accounting Policies

The following accounting policies involve judgments and estimates used in preparation of the consolidated financial statements. There is a substantial amount of management judgment used in preparing financial statements. We must make estimates on a number of items, such as provisions for bad debts, warranties, contingencies, impairments of long-lived assets, and inventory obsolescence. We base our estimates on our experience and on other assumptions that we believe are reasonable under the circumstances. Further, we re-evaluate our estimates from time to time and as circumstances change. Actual results may differ under different assumptions or conditions.

Allowance for Doubtful Accounts

In determining an allowance for receivables that will not ultimately be collected in full, we consider:

- age of the accounts receivable
- customer credit history
- customer financial information, and
- reasons for non-payment (product, service or billing issues).

If our customers' financial condition were to deteriorate, resulting in a reduction in their ability to make payment, additional allowances may be required.

Warranties

We rely on historical product data to estimate the cost of product warranties at the time revenue is recognized. In determining the accrual for the estimated cost of warranty claims, we consider our experience with:

- costs to correct the product problem in the field, including labor costs,
- costs for replacement parts,
- other direct costs associated with warranty claims, and
- the number of product units subject to warranty claims.

If our cost to repair a product or the number of products subject to warranty claims is greater than we estimated, we would have to increase our accrued cost for warranty claims.

Inventories

We use the last-in first-out (LIFO) method to determine the value of the majority of our inventory. The remainder of our inventory is valued on a first-in first out (FIFO) basis. In periods of rising costs to produce inventory, the LIFO method will result in lower profits than FIFO, because higher more recent costs are recorded to cost of goods sold than under the FIFO method. Conversely, in periods of falling costs to produce inventory, the LIFO method will result in higher profits than the FIFO method.

In 2001, the Company experienced generally lower costs to produce inventory than in 2000, due in part to our lower costs for steel and other commodities. This resulted in a reduction in the cost of goods sold of $1.4 million, and profits reported in our financial statements in 2001 were higher than would otherwise have been reported had all the Company's inventories been valued on the FIFO method.

We write down slow-moving and obsolete inventory by the difference between the value of the inventory and our estimate of the reduced value based on potential future uses, the likelihood that overstocked inventory will be sold and the expected selling prices of the inventory. If our ability to realize value on slow-moving or obsolete inventory is less favorable than assumed, additional write-downs of the inventory may be required.

Depreciation and Amortization of Long-Lived Assets

The Company's long-lived assets consist primarily of property, plant and equipment and goodwill and intangible assets that were acquired in business acquisitions. We believe the useful lives we assigned to these assets, which range from 3 to 40 years, are reasonable. If our assumptions about these assets change as a result of events or circumstances, and we believe the assets may have declined in value, then we may record impairment charges, resulting in lower profits. For example, in 2001 we determined through this process that the company's investment in an Argentine irrigation distributor was impaired, due to recent difficulties in Argentina's economy, and we wrote down the value of the investment by $1 million.

Stock Options

Employees of the Company are periodically granted stock options by the Compensation Committee of the Board of Directors. As allowed under generally accepted accounting principles (GAAP), the Company does not record any compensation expense on the income statement with respect to options granted to employees. Alternatively, under GAAP, the Company could have recorded a compensation expense based on the fair value of employee stock options. As described in Note 7 in the Consolidated Financial Statements, had the Company recorded a fair value-based compensation expense for stock options, earnings per share would have been $0.08 to $0.10 less than what was reported for the 1999, 2000 and 2001 fiscal years.

Income Taxes

The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. While future taxable income and tax-planning strategies are considered in assessing the need for the valuation allowance, if a deferred tax asset was estimated to be not fully realizable in the future, a valuation allowance to the deferred tax asset would decrease net income in the period the determination was made. Likewise, should the Company subsequently determine that it would be able to realize more than the net deferred tax asset in the future, an adjustment reducing the valuation allowance would increase net earnings in the period such determination was made.

Liquidity and Capital Resources

Net working capital was $145.6 million at fiscal year-end 2001, or virtually unchanged from year-end 2000. The ratio of current assets to current liabilities was 2.05:1 as of December 29, 2001, as compared with 1.87:1 at December 30, 2000. Operating cash flow was $109.8 million in 2001, as compared with $11.0 million in 2000. The strong operating cash flow improvement was attributed to better working capital management this year. Inventories were reduced steadily throughout the year in all segments, particularly in the Irrigation and Wireless Communication segments.

Capital spending was $25.7 million in 2001, a sharp decrease from the $46.5 million that was spent in 2000. The major capital projects this year included:

> *Poles Segment*–large pole capacity expansion, aluminum extruder and business software;

and

> *Irrigation Segment*–manufacturing facility in the United Arab Emirates.

In addition, $33.4 million cash was expended as part of the PiRod acquisition, which was completed on March 30, 2001.

The stronger operational cash flow, combined with lower capital spending and reduced cash for acquisitions, enabled the Company to reduce its interest-bearing debt from $248.9 million at December 30, 2000 to $209.3 million at December 29, 2001.

Total Assets

$ 419 600 589

99 00 01

Dollars in Millions

The Company has historically funded its growth, capital spending and acquisitions by a combination of operating cash flows and debt financing. The Company's long-term objective is to maintain long-term debt as a percent of capital below 40%. The Company has temporarily exceeded its self-imposed objective for major strategic purposes, such as acquisitions. At year-end 2001, long-term debt was 41.9% of invested capital, down from 42.8% at year-end 2000. While long-term debt as a percent of capital was above the Company's stated objective, debt levels have been reduced in 2001 and the Company plans to meet this financial objective in 2002, barring significant acquisition activity.

The Company's debt financing consists of a combination of short-term credit facilities and long-term debt. The short-term credit facilities are with various banks and amounted to $36.0 million at the end of 2001 as compared with $55.4 million at the end of 2000. On December 29, 2001, $29.5 million of these credit facilities were unused.

The major components of long-term debt include a 2001 revolving credit agreement with a group of banks and a long-term unsecured credit facility with an insurance company. Under the revolving credit agreement, the Company may borrow up to $150 million in multiple currencies. The facility is unsecured and any outstanding principal balance is due in August 2006. The outstanding balance may be paid down at any time and additional funds may be borrowed up to the $150 million maximum. At December 29, 2001, the outstanding principal balance was $77.5 million, compared with $90.0 million at the end of fiscal 2000. The Company's borrowings under the unsecured facility with an insurance company are $100 million, the maximum under the agreement. The annual principal payments due under this facility are in varying amounts starting in 2002 and ending in 2012. The principal may be prepaid at any time, subject to applicable yield maintenance provisions. The Company also has certain minor long-term borrowings, including capital lease arrangements. Debt covenants under the revolving credit agreement and the unsecured facility with an insurance company require the Company to maintain certain leverage and fixed charge coverage ratios for the duration of the agreements. At the end of fiscal 2001, the Company was in compliance with all debt covenants.

In December 2001, the Board of Directors authorized the repurchase of up to 1.5 million shares of the Company's common stock. This authorization replaced the authorization made in 1998. As of December 29, 2001, no shares had been repurchased under this authorization.

The Company's priorities in use of future free cash flows are as follows:

> Fund internal growth initiatives in core businesses;

> Pay down interest-bearing debt;

> *Invest in acquisitions clearly connected* to the Company's core businesses; and

> Complete authorized common stock repurchases.



Capital Expenditures
$ 37.8 46.5 25.7
99 00 01
Working Capital
$ 98.6 145.6 145.6
99 00 01

Dollars in Millions

Dollars in Millions

In the event of a sharp decrease in demand for the Company's products, resulting profitability reductions would reduce its operating cash flows and affect its ability to grow. Likewise, low profitability or operating losses could impact the Company's compliance with key long-term debt covenants. These factors could come from a number of sources, such as a prolonged depression in the U.S. farm economy, a substantial reduction in government (including state and local) funding of the federal highway program and a prolonged U.S. economic recession.

Financial Obligations and Commercial Commitments

The Company has future financial obligations related to (1) payment of principal and interest on interest-bearing debt, including capital lease obligations, (2) various operating leases and (3) purchase obligations. These obligations are summarized as follows, in millions of dollars:

Contractual Obligations	Total	2002	2003-2004	2005-2006	Thereafter
Long-term debt and capital leases	$ 198.0	$ 11.1	$ 29.9	$ 107.0	$ 50.0
Operating leases	34.9	7.7	11.6	6.8	$ 8.8
Unconditional purchase obligations	14.7	14.7	–	–	–
Total contractual cash obligations	$ 247.6	$ 33.5	$ 41.5	$ 113.8	$ 58.8

Long-term debt principally consists of the revolving credit agreement and the unsecured credit facility with an insurance company. Obligations under these agreements could be accelerated in event of non-compliance with loan covenants.

The Company's operating leases relate to obligations associated with outside parties on leases of certain production and office facilities and equipment. These leases are in the normal course of business and generally contain no substantial obligations for the Company at the end of the lease contracts. The most significant operating lease is the corporate office building in Omaha, Nebraska, which is a lease with a U.S. bank. The Company makes lease payments on the entire office complex and sub-leases approximately 75% of the total office space to outside parties. Substantially all of the office space (95%) is occupied either by the Company or outside lessees. The current lease obligation is through 2003, at which time the Company may elect to 1) renew the lease at a negotiated rate and duration; 2) purchase the facility from the bank for $35 million; or 3) terminate the lease. In the event that the Company terminates the lease and the facility is sold for less than $35 million, the Company is obligated to pay the difference between the sales price and $35 million to the bank.

Unconditional purchase obligations relate to purchase orders for aluminum, natural gas and zinc for periods up to one year. The quantities under contract are reasonable in light of normal fluctuations in business levels, so the Company expects to use the commodities under contract during the contract period.

The Company also has certain commercial commitments related to contingent events that could create a financial obligation for the Company, which contingent financial obligations do not meet the requirements for balance sheet recognition. These commitments at December 29, 2001 are as follows (in millions of dollars):

Other Commercial Commitments	**Total Amounts Committed**	**Commitment Expiration Period 2002**
Standby Lines of Credit	$ 4.4	$ 4.4
Guarantees	2.0	2.0
Total commercial commitments	$ 6.4	$ 6.4

The above commitments include $4.2 in loan guarantees of non-consolidated subsidiaries in Argentina and Mexico and are in proportion to the Company's ownership percentage in these companies. The Company also maintains standby letters of credit for contract performance on certain sales contracts. As the likelihood of nonperformance under these commitments was not considered to be probable, they are not recognized on the balance sheet at December 29, 2001.

Risk Management

Market Risk–The principal market risks affecting the Company are exposure to interest rates and foreign currency exchange rates. The Company's use of derivative financial instruments to hedge these exposures is not material. The Company does not use derivatives for trading purposes.

Interest Rates–The Company manages interest expense using a mix of fixed and variable rate debt. Assuming average interest rates and borrowings on variable rate debt, a hypothetical 10% change in interest rates would have an impact on interest expense of $618 thousand in 2001 and $859 thousand in 2000.

Foreign Exchange–Exposure to transactions denominated in a currency other than the entity's functional currency is not material, and therefore the potential exchange losses in future earnings, fair value and cash flows from these transactions are immaterial.

The Company manages its investment risk in foreign operations by borrowing in the functional currencies of the foreign entities where appropriate. The following table indicates the change in the recorded value of the Company's investment at year-end assuming a hypothetical 10% change in the value of the U.S. Dollar.

(in thousands)	**2001**	**2000**
Europe	$ 2,719	$ 2,555
South America	334	672
Asia	466	532
South Africa	198	308

Outlook for 2002

In the Poles segment, we expect continued sales and earnings growth. Backlogs are strong and the revenue drivers in North America (U.S. government funding for the highway program and capacity additions for electricity generation) remain favorable for 2002. We expect the Wireless Communication segment to remain weak in 2002. The key market drivers in wireless technology (subscriber growth, network buildout to improve service and technological advances such as 3G) remain positive in the long-term. However, it is not clear when wireless carriers and build-to-suit companies will resume their buildout plans. In the meantime, we are focusing on integrating the Valmont/Microflect and PiRod products and organizations to maximize the synergies as the result of the PiRod acquisition. We expect the Coatings segment will show improved sales and profits as the U.S. economy improves.

In the Irrigation segment, we are not expecting a substantial change in the North American market in 2002. The uncertain status of the U.S. farm program, and agricultural markets that have been weak since 1998, likely will keep the market from growing much in the coming year. However, if the market does improve, we believe we are well positioned to take advantage of the opportunity. Our cost structure is in line with the size of the business, and our inventory levels are much lower than at this time last year. Our international irrigation business is geographically diversified and our strategy of local manufacturing and distribution in key markets allows us to be competitive despite the current strength of the U.S. dollar. We expect improvement in the sales and profitability of the Tubing segment when the U.S. economy gains strength.

We expect to continue to generate positive cash flow and reduce interest-bearing debt, thereby reducing our financial leverage and positioning ourselves for growth as opportunities arise.

In summary, our outlook toward 2002 is optimistic. The Poles segment should remain strong and if the U.S. economy strengthens we expect that our Coatings and Tubing segments will show improved sales and earnings. Barring a further weakening of the agricultural or telecommunications markets, we believe the Company is positioned for improved earnings in 2002.

Management's discussion and analysis, and other sections of this Annual Report, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Future economic and market circumstances, industry conditions, company performance and financial results, operating efficiencies, availability and price of raw materials, availability and market acceptance of new products, product pricing, domestic and international competitive environments, actions and policy changes of domestic and foreign governments and other risks described from time to time in the company's reports to the Securities and Exchange Commission are examples of factors, among others, that could cause results to differ materially from those described in the forward-looking statements.

2001 Selected
11-Year Financial Data

(Dollars in thousands, except per share amounts)

		2001	2000*	1999*	1998*
Operating Data					
Net sales	$	872,380	846,129	639,869	630,858
Earnings (loss) from continuing operations		26,693	30,400	26,367	27,636
Earnings from discontinued operations		–	–	–	–
Cumulative effect of accounting change		–	–	–	–
Net earnings (loss)	$	26,693	30,400	26,367	27,636
Depreciation and amortization	$	36,324	30,270	21,949	19,843
Capital expenditures		25,652	46,456	37,783	29,667
Per Share Data					
Earnings (loss):					
Basic	$	1.10	1.31	1.09	1.04
Diluted		1.09	1.28	1.08	1.02
Cash dividends		0.26	0.26	0.26	0.25
Shareholders' equity		9.23	8.23	7.30	7.12
Financial Position					
Working capital	$	145,550	145,575	98,588	99,466
Property, plant and equipment, net		209,580	208,272	173,920	157,447
Total assets		588,897	600,135	419,335	406,957
Long-term debt, including current installments		198,008	205,472	108,622	96,218
Shareholders' equity		225,811	191,911	170,488	175,913
Invested capital		472,229	479,609	321,096	317,708
Key Financial Measures					
Return on beginning shareholders' equity		13.9%	17.8%	15.0%	13.3%
Return on invested capital		8.6%	10.9%	9.8%	10.3%
Long-term debt as a percent of invested capital		41.9%	42.8%	33.8%	30.3%
Year End Data					
Shares outstanding (000)		24,477	23,320	23,354	24,721
Approximate number of shareholders		5,500	5,500	5,500	5,500
Number of employees		5,342	5,503	3,948	3,869

Per share amounts and number of shares reflect the two-for-one stock split 1997.

* *In 2000, 1999, and 1998, freight costs have been reclassified to cost of goods sold.*

1997	1996	1995	1994	1993	1992	1991
622,506	644,531	544,642	501,740	464,274	445,481	446,543
37,544	21,248	24,759	18,887	7,551	11,671	(8,822)
–	–	–	–	4,637	3,564	2,134
–	–	–	–	(4,910)	–	–
37,544	21,248	24,759	18,887	7,278	15,235	(6,688)
16,437	14,832	12,361	11,018	10,907	12,585	11,285
39,115	35,559	34,772	23,535	17,089	8,353	11,539
1.36	0.78	0.92	0.70	0.27	0.57	(0.25)
1.33	0.76	0.90	0.69	0.27	0.56	(0.25)
0.22	0.19	0.15	0.15	0.15	0.13	0.13
7.49	6.41	5.87	5.10	4.52	4.43	4.06
94,416	81,403	80,993	88,278	87,793	68,551	69,143
140,834	120,579	113,532	89,201	75,501	78,150	84,144
368,052	341,648	308,710	283,443	261,275	286,076	291,041
28,060	29,573	36,687	43,242	44,076	69,735	81,698
207,102	175,231	159,256	137,582	121,841	118,428	108,142
270,400	243,905	215,318	197,591	180,961	200,501	205,618
21.4%	13.3%	18.0%	15.5%	6.1%	14.1%	(5.7%)
15.4%	10.3%	13.0%	10.7%	5.6%	7.4%	(1.9%)
10.4%	12.1%	17.0%	21.9%	24.4%	34.8%	39.7%
27,641	27,330	27,120	26,990	26,972	26,750	26,620
5,400	4,400	3,900	3,800	3,800	3,500	3,500
3,751	4,868	4,166	3,946	4,152	4,532	4,478

Consolidated Statements of Operations

Three-year period ended December 29, 2001

(Dollars in thousands, except per share amounts)

	2001	2000	1999
Net sales	$ 872,380	$ 846,129	$ 639,869
Cost of sales	654,759	634,246	467,123
Gross profit	217,621	211,883	172,746
Selling, general and administrative expenses	152,600	144,627	122,570
Operating income	65,021	67,256	50,176
Other income (deductions):			
Interest expense	(17,080)	(17,396)	(8,052)
Interest income	1,050	1,376	913
Miscellaneous	(524)	(1,198)	(306)
	(16,554)	(17,218)	(7,445)
Earnings before income taxes, minority interest and equity in earnings (losses) of nonconsolidated subsidiaries	48,467	50,038	42,731
Income tax expense (benefit):			
Current	14,073	17,500	16,700
Deferred	3,827	500	(900)
	17,900	18,000	15,800
Earnings before minority interest and equity in earnings (losses) of nonconsolidated subsidiaries	30,567	32,038	26,931
Minority interest (after tax)	(509)	(1,221)	(624)
Equity in earnings (losses) of nonconsolidated subsidiaries (after tax)	(3,365)	(417)	60
Net earnings	$ 26,693	$ 30,400	$ 26,367
Earnings per share:			
Basic	$ 1.10	$ 1.31	$ 1.09
Diluted	$ 1.09	$ 1.28	$ 1.08
Cash dividends per share	$ 0.26	$ 0.26	$ 0.26

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

December 29, 2001 and December 30, 2000

(Dollars in thousands, except per share amounts)

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 24,522	$ 23,176
Receivables, less allowance for doubtful receivables of $4,842 in 2001 and $3,505 in 2000	134,632	140,396
Inventories	108,962	130,682
Prepaid expenses	4,763	5,814
Refundable and deferred income taxes	11,719	12,991
Total current assets	284,598	313,059
Property, plant and equipment, at cost	404,559	384,686
Less accumulated depreciation and amortization	194,979	176,414
Net property, plant and equipment	209,580	208,272
Goodwill and other assets	94,719	78,804
Total assets	$ 588,897	$ 600,135
Liabilities And Shareholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 11,062	$ 3,496
Notes payable to banks	11,319	43,462
Accounts payable	57,027	63,005
Accrued expenses	58,042	56,005
Dividends payable	1,598	1,516
Total current liabilities	139,048	167,484
Deferred income taxes	15,065	15,419
Long-term debt, excluding current installments	186,946	201,976
Other noncurrent liabilities	15,947	16,612
Minority interest in consolidated subsidiaries	6,080	6,733
Shareholders' equity:		
Preferred stock of $1 par value. Authorized 500,000 shares; none issued	–	–
Common stock of $1 par value. Authorized 75,000,000 shares; issued 27,900,000 shares	27,900	27,900
Additional paid-in capital	–	471
Retained earnings	264,854	244,858
Accumulated other comprehensive income	(11,957)	(6,948)
	280,797	266,281
Less:		
Cost of common shares in treasury-3,422,166 shares in 2001 (4,579,894 shares in 2000)	54,986	74,357
Unearned restricted stock	–	13
Total shareholders' equity	225,811	191,911
Total liabilities and shareholders' equity	$ 588,897	$ 600,135

Consolidated Statements of Cash Flows

Three-year period ended December 29, 2001

(Dollars in thousands)

	2001	2000	1999
Cash Flows from Operations:			
Net earnings	$ 26,693	$ 30,400	$ 26,367
Adjustments to reconcile net earnings to net cash flows from operations:			
Depreciation and amortization	36,324	30,270	21,949
Other adjustments	(370)	2,360	(2,198)
Equity in (earnings) losses in nonconsolidated subsidiaries	3,365	417	(60)
Minority interest in net earnings of consolidated subsidiaries	509	1,221	624
Changes in assets and liabilities:			
Receivables	10,234	(26,593)	5,567
Inventories	35,714	(40,894)	(8,473)
Prepaid expenses	946	(667)	(48)
Accounts payable	(12,513)	13,840	4,340
Accrued expenses	(1,160)	2,632	9,007
Other noncurrent liabilities	(586)	(411)	1,225
Income taxes	10,683	(1,591)	5,635
Net cash flows from operations	109,839	10,984	63,935
Cash Flows from Investing Activities:			
Purchase of property, plant and equipment	(25,652)	(46,456)	(37,783)
Acquisitions, net of cash acquired	(34,079)	(63,173)	(2,854)
Proceeds from sale of property and equipment	341	276	114
Proceeds from sale of investment	63	319	8,294
Proceeds from investments by minority shareholders	(105)	–	1,374
Other, net	(2,288)	(759)	(1,285)
Net cash flows from investing activities	(61,720)	(109,793)	(32,140)
Cash Flows from Financing Activities:			
Net borrowings (repayments) under short-term agreements	(26,416)	23,871	(9,312)
Proceeds from long-term borrowings	30,216	105,961	75,060
Principal payments on long-term obligations	(42,718)	(14,472)	(60,863)
Dividends paid	(6,308)	(6,056)	(6,337)
Proceeds from exercises under stock plans	1,256	2,573	637
Purchase of common treasury shares:			
Stock repurchase program	(1,373)	(2,322)	(22,210)
Stock plan exercises	(186)	(1,647)	(588)
Net cash flows from financing activities	(45,529)	107,908	(23,613)
Effect of exchange rate changes on cash and cash equivalents	(1,244)	(859)	(826)
Net change in cash and cash equivalents	1,346	8,240	7,356
Cash and cash equivalents–beginning of year	23,176	14,936	7,580
Cash and cash equivalents–end of year	$ 24,522	$ 23,176	$ 14,936

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholder's Equity

Three-year period ended December 29, 2001

(Dollars in thousands, except per share amounts)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Unearned restricted stock	Total shareholders' equity
Balance at December 26, 1998	27,900	$ 1,280	$ 200,393	$ (1,423)	$ (52,235)	$ (2)	$ 175,913
Comprehensive income:							
Net earnings	–	–	26,367	–	–	–	26,367
Currency translation adjustment	–	–	–	(3,690)	–	–	(3,690)
Total comprehensive income	–	–	–	–	–	–	22,677
Cash dividends ($0.26 per share)	–	–	(6,254)	–	–	–	(6,254)
Purchase of treasury shares:							
Stock repurchase program, 1,406,200 shares	–	–	–	–	(22,210)	–	(22,210)
Stock plan exercises, 35,982 shares	–	–	–	–	(588)	–	(588)
Stock options exercised;							
56,181 shares issued	–	(404)	–	–	951	–	547
Tax benefit from exercise of stock options	–	111	–	–	–	–	111
Stock awards; 19,125 shares issued	–	56	–	–	274	(38)	292
Balance at December 25, 1999	27,900	$ 1,043	$ 220,506	$ (5,113)	$ (73,808)	$ (40)	$ 170,488
Comprehensive income:							
Net earnings	–	–	30,400	–	–	–	30,400
Currency translation adjustment	–	–	–	(1,835)	–	–	(1,835)
Total comprehensive income	–	–	–	–	–	–	28,565
Cash dividends ($0.26 per share)	–	–	(6,048)	–	–	–	(6,048)
Purchase of treasury shares:							
Stock repurchase program, 140,200 shares	–	–	–	–	(2,322)	–	(2,322)
Stock plan exercises, 83,927 shares	–	–	–	–	(1,647)	–	(1,647)
Stock options exercised;							
175,536 shares issued	–	(1,130)	–	–	3,188	–	2,058
Tax benefit from exercise of stock options	–	516	–	–	–	–	516
Stock awards; 14,000 shares issued	–	42	–	–	232	27	301
Balance at December 30, 2000	27,900	$ 471	$ 244,858	$ (6,948)	$ (74,357)	$ (13)	$ 191,911
Comprehensive income:							
Net earnings	–	–	26,693	–	–	–	26,693
Currency translation adjustment	–	–	–	(5,009)	–	–	(5,009)
Total comprehensive income	–	–	–	–	–	–	21,684
Cash dividends ($0.26 per share)	–	–	(6,383)	–	–	–	(6,383)
Issuance of 1,215,333 shares in connection with PiRod acquisition	–	–	(1,078)	–	20,361	–	19,283
Purchase of treasury shares:							
Stock repurchase program, 103,500 shares	–	–	–	–	(1,373)	–	(1,373)
Stock plan exercises, 11,326 shares	–	–	–	–	(197)	–	(197)
Stock options exercised;							
38,734 shares issued	–	(543)	764	–	268	–	489
Tax benefit from exercise of stock options	–	67	–	–	–	–	67
Stock awards; 19,754 shares issued	–	5	–	–	312	13	330
Balance at December 29, 2001	27,900	$ –	$ 264,854	$ (11,957)	$ (54,986)	$ –	$ 225,811

Notes to Consolidated Financial Statements

Three-year period ended December 29, 2001

(Dollars in thousands, except per share amounts)

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Valmont Industries, Inc. and its wholly and majority-owned subsidiaries (the Company). Investments in 20% to 50% owned affiliates are accounted for by the equity method and investments in less than 20% owned affiliates are accounted for by the cost method. All significant intercompany items have been eliminated. Certain 2000 items have been reclassified to conform with 2001 presentation.

Operating Segments

> **Poles:** This segment consists of the manufacture of engineered metal structures for the lighting and traffic and utility industries

> **Wireless Communication:** This segment consists of the manufacture of tower and pole structures and components for the wireless telephone industry

> **Coatings:** This segment consists of coatings services for industrial customers

> **Irrigation:** This segment consists of the manufacture of irrigation equipment and related parts and services to agricultural customers

> **Tubing:** This segment consists of the manufacture of tubular products for industrial customers

Fiscal Year

The Company operates on 52/53 week fiscal years with each year ending on the last Saturday in December. Accordingly, the Company's fiscal years ended December 29, 2001 and December 25, 1999 consisted of 52 weeks. The Company's fiscal year ended December 30, 2000 consisted of 53 weeks.

Inventories

At December 29, 2001, approximately 55% of inventory is valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventory is valued at the lower of cost, determined on the first-in, first-out (FIFO) method or market. The excess of replacement cost of inventories over the LIFO value is approximately $7,000 and $8,400 at December 29, 2001 and December 30, 2000, respectively.

Long-Lived Assets

Property, plant and equipment are recorded at historical cost. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation and amortization have been computed principally in accordance with the following ranges of asset lives: buildings 15 to 40 years, machinery and equipment 3 to 12 years, and intangible assets 3 to 40 years.

An impairment loss is recognized if the carrying amount of an asset may not be recoverable and exceeds estimated future undiscounted cash flows of the asset. A recognized impairment loss reduces the carrying amount of the asset to its fair value. In fiscal 2001, the Company recognized an impairment loss of $1.0 million related to its nonconsolidated investment in Argentina.

Income Taxes

The Company uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized on temporary differences between financial statement and tax basis of assets and liabilities using enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

Foreign Currency Translations

Results of operations for foreign subsidiaries are translated using the average exchange rates during the period. Assets and liabilities are translated at the exchange rates in effect on the balance sheet dates. Cumulative translation adjustments are included as a separate component of accumulated other comprehensive income. These translation adjustments are the Company's only component of other comprehensive income.

Revenue Recognition

Revenue is generally recognized upon shipment of the product or delivery of the service to the customer.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Derivative Instruments

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended) in the first quarter of 2001. Due to the Company's limited use of derivative instruments, the impact of implementing this Statement was insignificant.

Stock Options

The Company accounts for employee stock options under APB 25. Since all options are granted at option prices equal to the market price on the date of grant, no compensation expense is recorded on the Statement of Earnings. Note 7 to the Consolidated Financial Statements provides a detailed discussion of the Company's stock option plans.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. In October 2001, the FASB approved the issuance of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. SFAS No. 144 addresses the accounting and reporting for impairment of long-lived assets. These standards are effective for fiscal years beginning after December 15, 2001. The Company has not quantified the impact resulting from the adoption of these standards.

(2) Cash Flow Supplementary Information

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. Cash payments for interest and income taxes (net of refunds) were as follows:

	2001	2000	1999
Interest	$ 18,263	$ 16,020	$ 7,596
Income taxes	$ 8,020	$ 18,560	$ 9,718

(3) Property, Plant and Equipment

Property, plant and equipment, at cost, consists of the following:

	2001	2000
Land and improvements	$ 20,499	$ 20,068
Buildings and improvements	104,906	96,796
Machinery and equipment	206,889	194,539
Transportation equipment	6,132	6,023
Office furniture and equipment	42,484	38,211
Construction in progress	23,649	29,049
	$ 404,559	$ 384,686

The Company leases certain facilities, machinery, computer equipment and transportation equipment under operating leases with unexpired terms ranging from one to nine years. Rental expense for operating leases amounted to $11,912, $11,301 and $8,855 for fiscal 2001, 2000 and 1999, respectively.

Minimum lease payments under operating leases expiring subsequent to December 29, 2001 are:

Fiscal year ending

2002	$ 7,682
2003	7,184
2004	4,450
2005	3,754
2006	3,058
Subsequent	8,787
Total minimum lease payments	$ 34,915

Operating leases include the office complex at the Company's headquarters in Omaha, Nebraska, which is a lease with a U.S. bank. The Company makes lease payments on the entire office complex and leases other office space in the complex to outside parties. The current lease obligation is through 2003, at which time the Company may elect to 1) renew the lease at a negotiated rate and duration; 2) purchase the facility from the bank for $35 million; or 3) terminate the lease. In the event that the Company terminates the lease and the facility is sold for less than $35 million, the Company is obligated to pay the difference between the sales price and the $35 million to the bank.

(4) Bank Credit Arrangements

The Company maintains various lines of credit for short-term borrowings totaling $36,014. The interest rates charged on these lines of credit vary in relation to the banks' costs of funds. The unused borrowings under the lines of credit were $29,455 at December 29, 2001. The lines of credit can be modified at any time at the option of the banks. The Company pays no fees in connection with the lines of credit. In addition to the lines of credit, the Company also maintains other short-term bank loans. The weighted average interest rate on short-term borrowings was 4.8% at December 29, 2001 and 6.5% at December 30, 2000.

(5) Income Taxes

Income tax expense (benefit) consists of:

	2001	2000	1999
Current:			
Federal	$ 9,684	$ 12,961	$ 11,989
State	1,082	1,274	927
Foreign	3,307	3,265	3,784
	$ 14,073	$ 17,500	$ 16,700
Deferred:			
Federal	$ 4,326	$ 1,424	$ (168)
State	214	75	(29)
Foreign	(713)	(999)	(703)
	$ 3,827	$ 500	$ (900)
	$ 17,900	$ 18,000	$ 15,800

The reconciliations of the statutory Federal income tax rate and the effective tax rate follows:

	2001	2000	1999
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes,net of Federal benefit	2.2%	2.6%	2.2%
Carryforwards, credits and changes in valuation allowances	(2.1%)	(2.4%)	(0.7%)
Other	1.8%	0.8%	0.5%
	36.9%	36.0%	37.0%

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's net deferred income tax liabilities are as follows:

	2001	2000
Deferred income tax assets:		
Accrued expenses and allowances	$ 21,860	$ 17,523
Operating loss and tax credit carryforwards	1,727	1,580
Inventory capitalization	1,726	2,025
Gross deferred income tax assets	25,313	21,128
Valuation allowance	–	(900)
Total deferred income tax assets	$ 25,313	$ 20,228
Deferred income tax liabilities:		
Property, plant and equipment	10,817	12,763
Lease transactions	4,996	3,673
Other liabilities	12,845	7,314
Total deferred income tax liabilities	28,658	23,750
Net deferred income tax liabilities	$ 3,345	$ 3,522

At December 29, 2001, and at December 30, 2000, management of the Company reviewed recent operating results and projected future operating results. The Company's belief that realization of its net deferred tax assets is more likely than not is based on, among other factors, changes in operations that have occurred in recent years, as well as available tax planning strategies. If the Company is unable to generate sufficient taxable income in the future through operating results, increases in the valuation allowance may be required through a charge to income. The currency translation adjustments in accumulated other comprehensive income are not adjusted for income taxes as they relate to indefinite investments in non-US subsidiaries.

(6) Long-Term Debt

	2001	2000
9.40% promissory note, unsecured	$ –	$ 2,250
6.80% to 8.08% promissory notes, unsecured (a)	100,000	95,000
Revolving credit agreement (b)	77,500	90,500
IDR Bonds (c)	8,500	8,500
3.0% to 6.50% notes	12,008	9,222
Total long-term debt	198,008	205,472
Less current installments of long-term debt	11,062	3,496
Long-term debt, excluding current installments	$ 186,946	$ 201,976

(a) *The unsecured promissory notes are advances under a facility of $100,000. These notes payable are due in varying annual principal installments through 2012. The notes are subject to prepayment in whole or in part with or without premium as specified in the agreement.*

(b) *The revolving credit agreement is an unsecured facility with a group of banks for a maximum of $150,000. The facility has a termination date of August 21, 2006. The funds borrowed may be repaid at any time without penalty, or additional funds may be borrowed up to the facility limit. The Company may choose from the following three interest rate alternatives: the higher of prime rate or Federal Funds Rate plus 0.5%, the applicable Eurodollar rate plus a leverage ratio-based spread (which at December 29, 2001 was 0.75%) or up to $60,000 at a rate determined through a competitive bid process. The effective interest rate at December 29, 2001 was 2.68% and at December 30, 2000 was 7.28%.*

(c) *The Industrial Development Revenue Bonds were issued to finance the construction of a manufacturing facility in Jasper, Tennessee. Variable interest is payable until final maturity June 1, 2025. The effective interest rate at December 29, 2001 was 1.70%.*

The lending agreements place certain restrictions on working capital, capital expenditures, payment of dividends, purchase of Company stock and additional borrowings. Under the most restrictive covenants of the agreements, the Company may purchase 777,640 shares of Company common stock authorized for repurchase by the Board of Directors in 1998 and in addition make payments of cash dividends and purchases of the Company's capital stock of $12,000 in any fiscal year. The Company is in compliance with all debt covenants.

The minimum aggregate maturities of long-term debt for each of the four years following 2002 are: $15,541, $14,320, $15,202 and $91,774.

(7) Stock Plans

The Company maintains stock-based compensation plans approved by the shareholders, which provide that the Compensation Committee of the Board of Directors may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards and bonuses of common stock. At December 29, 2001, 517,922 shares of common stock remained available for issuance under the plans. Shares and options issued and available are subject to changes in capitalization.

Under the plans, the exercise price of each option equals the market price at the time of the grant. Options vest beginning on the first anniversary of the grant in equal amounts over three to six years or on the fifth anniversary of the grant. Expiration of grants is from six to ten years from the date of grant.

The Company applies APB Opinion 25 in accounting for its fixed stock compensation plans. Accordingly, no compensation cost has been recognized for the fixed plans in 2001, 2000 or 1999. Had compensation cost been determined on the basis of fair value pursuant to Statement of Financial Accounting Standards No. 123, net earnings and earnings per share would have been reduced as follows:

		2001	2000	1999
Net earnings				
As reported		$ 26,693	$ 30,400	$ 26,367
Pro forma		$ 23,981	$ 27,939	$ 24,441
Earnings per share				
As reported:	Basic	$ 1.10	$ 1.31	$ 1.09
	Diluted	$ 1.09	$ 1.28	$ 1.08
Pro forma:	Basic	$ 0.99	$ 1.20	$ 1.01
	Diluted	$ 0.98	$ 1.18	$ 1.00

The fair value of each option grant commencing with grants made in 1996 was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
Expected volatility	50%	46%	41%
Risk-free interest rate	3.84%	4.81%	6.43%
Expected life from vesting date	2.6 yrs.	2.6 yrs.	2.6 yrs
Dividend yield	1.54%	1.46%	1.36%

Following is a summary of the activity of the stock plans during 1999, 2000 and 2001:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 27, 1998	2,180,096	$ 15.52
Granted	870,047	16.37
Exercised	(96,181)	(9.89)
Forfeited	(22,046)	(19.09)
Outstanding at December 25, 1999	2,931,916	$ 15.93
Options exercisable at December 25, 1999	1,348,234	$ 14.91
Weighted average fair value of options granted during 1999		$ 6.48

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 25, 1999	2,931,916	$ 15.93
Granted	620,376	19.44
Exercised	(175,536)	(11.52)
Forfeited	(251,410)	(18.04)
Outstanding at December 30, 2000	3,125,346	$ 16.70
Options exercisable at December 30, 2000	1,536,263	$ 15.76
Weighted average fair value of options granted during 2000		$ 7.54

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 30, 2000	3,125,346	$ 16.70
Granted	533,800	14.70
Exercised	(38,734)	(12.26)
Forfeited	(155,568)	(18.35)
Outstanding at December 29, 2001	3,464,844	$ 16.37
Options exercisable at December 29, 2001	2,089,299	$ 16.41
Weighted average fair value of options granted during 2001		$ 5.92

Following is a summary of the status of stock options outstanding at December 29, 2001:

Outstanding and Exercisable By Price Range

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 6.00-13.91	988,147	6.06 years	$ 11.79	536,014	$ 10.35
14.87-16.69	1,112,792	7.26 years	16.25	662,191	16.23
17.28-19.97	1,003,480	7.47 years	19.07	540,669	19.17
20.32-23.00	360,425	5.46 years	21.79	350,425	21.76
	3,464,844			2,089,299	

(8) Earnings Per Share

The following table provides a reconciliation between Basic and Diluted earnings per share (EPS).

	Basic EPS	Dilutive Effect of Stock Options	Diluted EPS
2001:			
Net earnings	$ 26,693	–	$ 26,693
Shares outstanding	24,280	244	24,524
Per share amount	$ 1.10	–	$ 1.09
2000:			
Net earnings	$ 30,400	–	$ 30,400
Shares outstanding	23,276	498	23,774
Per share amount	$ 1.31	–	$ 1.28
1999:			
Net earnings	$ 26,367	–	$ 26,367
Shares outstanding	24,158	255	24,413
Per share amount	$ 1.09	–	$ 1.08

(9) Treasury Stock

During 1998, the Board of Directors authorized management to repurchase up to 5.4 million shares of the Company's common stock. Repurchased shares are recorded as "Treasury Stock" and result in a reduction of "Shareholders' Equity." When treasury shares are reissued, the Company uses the last-in, first-out method, and the difference between the repurchase cost and reissuance price is charged or credited to "Additional Paid-In Capital." As of December 29, 2001, a total of 4.8 million shares had been purchased for $79,160 including 103,500 shares purchased during 2001 at a cost of $1,373.

In December of 2001, the Company's Board of Directors cancelled the above authorization and reauthorized management to repurchase 1.5 million shares of the Company's common stock. At December 29, 2001, no shares had been repurchased under this authorization.

(10) Employee Retirement Savings Plan

Established under Internal Revenue Code Section 401(k), the Valmont Employee Retirement Savings Plan ("VERSP") is available to all eligible employees. Participants can elect to contribute up to 15% of annual pay, on a pretax and/or after-tax basis. The Company may also make basic, matching and/or supplemental contributions to the Plan. In 2001, the defined contribution plan covering the employees of Microflect was merged into the VERSP plan. In addition, the Company has a money purchase pension plan and a profit sharing plan covering the employees of PiRod, Inc.; contributions under these plans are based primarily on the performance of the business unit and employee compensation. The 2001, 2000 and 1999 Company contributions to these plans amounted to approximately $6,200, $6,300 and $5,100, respectively.

The Company also offers a fully-funded, non-qualified deferred contribution plan for certain Company executives who otherwise would be limited in making pretax contributions into VERSP under Internal Revenue Service regulations. The invested assets and related liabilities to these participants were $11.0 million and $12.0 million at December 29, 2001 and December 30, 2000, respectively. Such amounts are included in "Goodwill and other assets" and "Other noncurrent liabilities" on the Consolidated Balance Sheets.

(11) Research and Development

Research and development costs are charged to operations in the year incurred. Research and development expenses were approximately $3,900 in 2001, $4,400 in 2000, and $2,500 in 1999.

(12) Disclosures About the Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables, accounts payable, notes payable to banks and accrued expenses approximate fair value because of the short maturity of these instruments. The fair values of each of the Company's long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity. The fair value estimates are made at a specific point in time and the underlying assumptions are subject to change based on market conditions. At December 29, 2001, the carrying amount of the Company's long-term debt was $198,008 with an estimated fair value of approximately $200,818.

(13) Stockholders' Right Plan

Each share of common stock carries with it one half preferred stock purchase right ("Right"). The Right becomes exercisable ten days after a person (other than Robert B. Daugherty and his related persons and entities) acquires or commences a tender offer for 15% or more of the Company's common stock. Each Right entitles the holder to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $100, subject to adjustment. The Right expires on December 19, 2005 and may be redeemed at the option of the Company at $.01 per Right, subject to adjustment. Under certain circumstances, if (i) any person becomes an Acquiring Person or (ii) the Company is acquired in a merger or other business combination, each holder of a Right (other than the Acquiring Person) will have the right to receive, upon exercise of the Right, shares of common stock (of the Company under (i) and of the acquiring company under (ii) having a value of twice the exercise price of the Right.

(14) Acquisitions and Divestiture

On March 30, 2001, the Company's Wireless Communication segment acquired all the outstanding shares of PiRod Holdings, Inc. and subsidiary (PiRod), a manufacturer of towers, components and poles located in Plymouth, Indiana. The Company issued 1.2 million shares of Company common stock and $33.4 million of cash was paid to retire PiRod long-term debt. The excess of purchase price over fair value of net assets acquired was $6.5 million and was recorded as goodwill. The purchase price allocation will be completed upon finalization of asset and liability valuations. Goodwill and other intangible assets arising from the transaction are being amortized over their estimated useful lives. The Company's summary proforma results of operations for the fifty-two and fifty-three week periods ended December 29, 2001 and December 30, 2000, respectively, assuming the transaction occurred at the beginning of the periods presented are as follows:

	Fifty-two and Fifty-three Weeks Ended	
	December 29, 2001	December 30, 2000
Net sales	$ 887,508	$ 929,906
Net earnings	27,676	36,436
Earnings per share–diluted	1.11	1.46

During 2000 the Company's Irrigation segment invested $6.6 million cash in the investment in a new irrigation equipment manufacturing plant in the United Arab Emirates; a majority ownership in an irrigation products distribution joint venture located in China; and in minority positions in an irrigation dealership located in Kansas and an irrigation products distribution operation in Argentina. The Coatings segment invested $40.8 million in facilities located in Illinois, Minnesota, California and Iowa. The Poles segment invested $12.7 million in an aluminum pole manufacturer in Minnesota and a minority interest in a joint venture in Mexico. The Tubing segment invested $3.1 in a tubing business in Nebraska. The excess of purchase price over fair value of net assets acquired in 2000 was $33 million.

During 1999 the Company's Irrigation segment invested $2.9 million cash in two irrigation retail outlets. The excess of purchase price over fair value of the net assets acquired has been recorded as goodwill and is being amortized over the estimated useful life. During March of 1999, the Company sold a nonconsolidated investment in an irrigation-related business for $8.3 million and realized a gain of $2.8 million.

All acquisitions have been accounted for under the purchase method, and the excess of purchase price over net assets acquired is being amortized on a straight-line basis with lives ranging from 10-40 years. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition.

(15) Business Segments

Beginning in 2001, the Company has aggregated its businesses into five reportable segments:

> *Poles:* This segment consists of the manufacture of engineered metal structures for the lighting and traffic and utility industries; and

> *Wireless Communication:* This segment consists of the manufacture of tower and pole structures and components for the wireless telephone industry; and

> *Coatings:* This segment consists of coatings services for industrial customers; and

> *Irrigation:* This segment consists of the manufacture of irrigation equipment and related parts and services to agricultural customers; and

> *Tubing:* This segment consists of the manufacture of tubular products for industrial customers.

In addition to these five reportable segments, the Company has other businesses that individually are not more than 10% of consolidated sales. These businesses, which include pressure vessels, machine tool accessories and industrial fasteners, are reported in the "Other" category. Prior period information is presented in accordance with the current reportable segment structure.

The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its business segments based upon operating income and invested capital. The Company does not allocate interest expense, non-operating income and deductions or income taxes to its business segments. All Corporate expenses and assets are allocated to the business segments. Intersegment sales prices are both cost and market based.

Included in Selling, General and Administrative Expenses in 1999 is a charge of $1,915 to write-down assets of a French communication tower facility to fair value and to provide for other related costs including employee severance. Management determined that this charge was appropriate after reviewing the decline in the European communication tower market and the operating performance of this facility.

Business Segment Information

Summary by Business Segments

	2001	2000	1999
Sales:			
Poles:			
Lighting & Traffic	$ 218,122	$ 211,374	$ 182,352
Utility	135,876	98,677	68,679
Poles segment	353,998	310,051	251,031
Wireless Communication:			
Structures	80,451	63,399	49,965
Components	41,107	29,180	18,218
Wireless Communication segment	121,558	92,579	68,183
Coatings segment	116,245	116,115	54,963
Irrigation segment	238,657	291,148	228,564
Tubing segment	51,881	58,515	42,770
Other	20,153	27,130	28,719
Total	$ 902,492	$ 895,538	$ 674,230
Intersegment Sales:			
Poles–Lighting	–	71	–
Coatings	17,048	21,968	17,943
Irrigation	78	7,583	386
Tubing	9,513	15,218	13,408
Other	3,473	4,569	2,624
Total	$ 30,112	$ 49,409	$ 34,361
Net Sales:			
Poles segment:			
Lighting & Traffic	218,122	211,303	182,352
Utility	135,876	98,677	68,679
Poles segment	353,998	309,980	251,031
Wireless Communication segment:			
Structures	80,451	63,399	49,965
Components	41,107	29,180	18,218
Wireless Communication segment	121,558	92,579	68,183
Coatings segment	99,197	94,147	37,020
Irrigation segment	238,579	283,565	228,178
Tubing segment	42,368	43,297	29,362
Other	16,680	22,561	26,095
Total	$ 872,380	$ 846,129	$ 639,869

Summary by Business Segments

	2001	2000	1999
Operating Income:			
Poles segment	$ 34,095	$ 21,657	$ 15,311
Wireless Communication segment	(1,553)	2,301	87
Impairment charge	–	–	(1,915)
Total Wireless Communication segment	(1,553)	2,301	(1,828)
Coatings segment	9,391	13,466	7,020
Irrigation segment	15,452	21,218	21,305
Gain on sale of investment	–	–	2,823
Total Irrigation segment	15,452	21,218	24,128
Tubing segment	5,800	7,579	4,601
Other	1,836	1,035	944
Total	$ 65,021	$ 67,256	$ 50,176
Interest expense, net	(16,030)	(16,020)	(7,139)
Miscellaneous	(524)	(1,198)	(306)
Earnings before income taxes, minority interest, and equity in earnings (losses) of nonconsolidated subsidiaries	$ 48,467	$ 50,038	$ 42,731
Total Assets:			
Poles	$ 202,933	$ 210,525	$ 166,310
Wireless Communication	102,541	62,487	48,836
Coatings	104,675	105,069	39,460
Irrigation	140,527	177,541	139,759
Tubing	29,079	31,522	10,541
Other	9,142	12,991	14,429
Total	$ 588,897	$ 600,135	$ 419,335
Capital Expenditures:			
Poles	$ 14,678	$ 24,864	$ 7,739
Wireless Communication	1,776	1,911	1,155
Coatings	2,063	4,260	4,298
Irrigation	4,721	14,853	23,587
Tubing	2,283	432	310
Other	131	136	694
Total	$ 25,652	$ 46,456	$ 37,783
Depreciation and Amortization:			
Poles	$ 12,303	$ 10,012	$ 9,436
Wireless Communication	4,325	829	1,386
Coatings	7,800	7,624	3,553
Irrigation	9,816	9,147	6,367
Tubing	2,054	1,917	509
Other	26	741	698
Total	$ 36,324	$ 30,270	$ 21,949

Summary by Business Segments

	2001	2000	1999
Summary by Geographical Area by Location of Valmont Facilities:			
Net Sales:			
United States	$ 725,643	$ 689,353	$ 502,545
France	52,593	55,379	56,580
Other	94,144	101,397	80,744
Total	$ 872,380	$ 846,129	$ 639,869
Operating Income:			
United States	$ 54,610	$ 56,648	$ 41,630
France	2,551	3,279	1,066
Other	7,860	7,329	7,480
Total	$ 65,021	$ 67,256	$ 50,176
Long-Lived Assets:			
United States	$ 274,501	$ 258,384	$ 167,081
France	11,806	13,443	14,724
Other	17,992	15,249	17,497
Total	$ 304,299	$ 287,076	$ 199,302

No single customer accounted for more than 10% of net sales in 2001, 2000, or 1999. Net sales by geographical area are based on the location of the facility producing the sales.

Operating income by business segment and geographical areas are based on net sales less identifiable operating expenses and allocations.

Long-lived assets consist of property, plant and equipment, net of depreciation, goodwill and other assets. Long-lived assets by geographical area are based on location of facilities.

Quarterly Financial Data (Unaudited)

(Dollars in thousands, except per share amounts)

	Net Sales	Gross Profit	Net Earnings Amount	Net Earnings Per Share Basic	Net Earnings Per Share Diluted	Stock Price High	Stock Price Low	Dividends Declared
2001								
First	$ 204,267	$ 49,738	$ 4,791	$ 0.20	$ 0.20	$ 20.69	$ 14.50	$ 0.065
Second	232,889	59,232	8,468	0.34	0.34	18.30	14.12	0.065
Third	209,287	53,134	6,951	0.28	0.28	18.16	12.12	0.065
Fourth	225,937	55,517	6,483	0.26	0.26	16.38	12.51	0.065
Year	$ 872,380	$ 217,621	$ 26,693	$ 1.10	$ 1.09	$ 20.69	$ 12.12	$ 0.26
2000								
First	$ 196,838	$ 49,901	$ 7,529	$ 0.32	$ 0.32	$ 20.25	$ 14.50	$ 0.065
Second	224,876	57,241	9,065	0.39	0.38	20.00	15.94	0.065
Third	201,676	51,075	6,885	0.30	0.29	21.69	17.13	0.065
Fourth	222,739	53,666	6,921	0.30	0.29	21.69	13.88	0.065
Year	$ 846,129	$ 211,883	$ 30,400	$ 1.31	$ 1.28	$ 21.69	$ 13.88	$ 0.26
1999								
First	$ 160,729	$ 40,398	$ 5,761	$ 0.23	$ 0.23	$ 14.75	$ 11.25	$ 0.065
Second	169,457	43,594	6,902	0.28	0.28	18.25	13.31	0.065
Third	144,766	40,003	5,692	0.24	0.23	17.25	14.75	0.065
Fourth	164,917	48,751	8,012	0.34	0.33	17.88	13.13	0.065
Year	$ 639,869	$ 172,746	$ 26,367	$ 1.09	$ 1.08	$ 18.25	$ 11.25	$ 0.26

Earnings per share are computed independently for each of the quarters. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.

Independent Auditors' Report

To the Board of Directors and Shareholders of Valmont Industries, Inc.
Valley, Nebraska

We have audited the accompanying consolidated balance sheets of Valmont Industries, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valmont Industries, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Omaha, Nebraska
February 8, 2002

Report of Management

The consolidated financial statements of Valmont Industries, Inc. and subsidiaries and the other information contained in the Annual Report were prepared by and are the responsibility of management. The statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on management's best estimates and judgements.

In fulfilling its responsibilities, management relies on a system of internal controls which provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability of assets. Internal controls are designed to reduce the risk that material errors or irregularities in the financial statements may occur and not be timely detected. These systems are augmented by written policies, careful selection and training of qualified personnel, an organizational structure providing for the division of responsibilities and a program of financial, operational and systems audits. The Company also has a business ethics policy which requires employees to maintain high ethical standards in the conduct of Company business.

The Audit Committee, composed of non-employee directors, is responsible for recommending to the Board of Directors, subject to ratification of shareholders, the independent accounting firm to be retained each year. The Audit Committee meets regularly, and when appropriate separately, with the independent certified public accountants, management and the internal auditors to review the financial statements of the Company, the independence and performance of the Company's independent auditors, and the compliance by the Company with legal and regulatory requirements. The independent certified public accountants, internal auditors, and the Audit Committee have unrestricted access to each other in the discharge of their responsibilities.



Mogens C. Bay
Chairman and Chief Executive Officer



Terry J. McClain
Senior Vice President and Chief Financial Officer

Officers and Management

Corporate Headquarters

Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215 USA
402.963.1000

Independent Public Accountants

Deloitte & Touche LLP
Omaha, Nebraska USA

Legal Counsel

McGrath, North, Mullin & Kratz, P.C.
Omaha, Nebraska USA

Stock Transfer Agent and Registrar

First National Bank of Omaha
Trust Department
One First National Center
Omaha, Nebraska 68102-1596 USA
402.633.3465

Notices regarding changes of address and inquiries regarding lost or stolen certificates and transfers of stock should be directed to the transfer agent.

Annual Meeting

The annual meeting of Valmont's shareholders will be held at 2:00 p.m. on Monday, April 29, 2002, at the Joslyn Art Museum in Omaha, Nebraska USA.

Shareholder and Investor Relations

Valmont's common stock trades on the Nasdaq National Market under the symbol VALM.

Valmont's most recent Quarterly News Releases are available on the internet at www.valmont.com under the heading "The Company."

Valmont maintains an active investor relations program and mailing list to keep shareholders and potential investors informed about the Company. Comments and inquiries are welcomed and should be directed to Investor Relations.

A copy of Valmont's 2001 Annual Report on form 10-K may be obtained by calling or writing Investor Relations:

Jeffrey S. Laudin
Investor Relations Department
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154-5215 USA
Phone: 402.963.1000
Fax: 402.963.1198

Corporate and Staff Officers

Mogens C. Bay
Chairman And
Chief Executive Officer

Terry J. McClain
Senior Vice President and
Chief Financial Officer

E. Robert Meaney
Senior Vice President
International

Ann F. Ashford
Vice President
Human Resources

Steven G. Branscombe
Vice President
Information Systems

Mark C. Jaksich
Vice President
Corporate Controller

P. Thomas Pogge
Vice President
General Counsel
and Secretary

Mark E. Treinen
Vice President
Business Development

Poles Division

Mark R. Richards
President

Keith A. Huffman
Vice President
Global Operations

Richard M. Sampson
Vice President and
General Manager
Utility Products and Services

Thomas F. Sanderson
Vice President
Global Marketing and
Product Development

Thomas J. Sutko
Vice President and
General Manager
Commercial Lighting
and Transportation
Products and Services

Philippe Guidez
President
Europe/Middle East/Africa

Lionel Brenac
Vice President
Operations Europe/Middle
East/Africa

Klavs Guldager
General Manager
China/Asia/Pacific

Wireless Communication Division

Myron Noble
President
PiRod

Doug Kochenderfer
Vice President
General Manager
Valmont Microflect

Coatings Division

Jeffrey Briggs
President

Richard S. Cornish
Vice President
Operations

Irrigation Division

Thomas D. Spears
President

Duane Bier
Vice President
Operations

James L. Brown
Director
North American Sales

William G. Loughman III
Vice President
Parts and Service

Terry Rahe
President
Cascade Earth Sciences

Tubing Division

Leonard M. Adams
Vice President
and General Manager

Market Makers

The following make a market in Valmont Industries, Inc. common stock as of February 2002: Dain Rauscher Inc., Herzog, Heine, Geduld, Inc., Knight Securities, L.P., Spear, Leeds & Kellogg, Sherwood Securities, Jeffries & Co., Fahnstock & Co., Inc.

Visit Valmont's Web site: www.valmont.com

The Board of Directors



From left to right:
Thomas F. Madison
Mogens C. Bay
Kenneth E. Stinson
Robert B. Daugherty
John E. Jones
Walter Scott, Jr.
Charles D. Peebler, Jr.
Bruce Rohde

Mogens C. Bay
Chairman and
Chief Executive Officer
Valmont Industries, Inc.
Director since 1993

Robert B. Daugherty
Founder and
Chairman Emeritus
Valmont Industries, Inc.
Director since 1947

John E. Jones
Retired Chairman,
President and
Chief Executive Officer
CBI Industries, Inc.
Director since 1993

Thomas F. Madison
President, MLM Partners
Chairman of the Board
Communications Holdings, Inc.
Director since 1987

Charles D. Peebler, Jr.
Chairman Emeritus
True North Communications, Inc.
Director since 1999

Bruce Rohde
Chairman and
Chief Executive Officer
ConAgra Foods, Inc.
Director since 1999

Walter Scott, Jr.
Chairman
Level 3 Communications, Inc.
Director since 1981

Kenneth E. Stinson
Chairman and
Chief Executive Officer
Peter Kiewit Sons, Inc.
Director since 1996

Audit Committee
Walter Scott, Jr., Chairman
John E. Jones
Charles D. Peebler, Jr.

Compensation Committee
Thomas F. Madison, Chairman
Charles D. Peebler, Jr.


valmont

One Valmont Plaza

Omaha, Nebraska 68154-5215 USA

Phone 402.963.1000

Fax 402.963.1198

www.valmont.com